   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 1997

                                                      REGISTRATION NO. 333-31501
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO
                                   FORM SB-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                         DYNACRAFT GOLF PRODUCTS, INC.

                 (Name of small business issuer in its charter)

             OHIO                            5961                    31-1040532
(State or other jurisdiction of  (Primary Standard Industrial     (I.R.S. Employer
incorporation or organization)   Classification Code Number)   Identification Number)

                         DYNACRAFT GOLF PRODUCTS, INC.
                                98 JAMES STREET
                               NEWARK, OHIO 43055
                                 (614) 344-6174

         (Address and telephone number of principal executive officers) (address of principal place of business or intended place of business)

                            JOSEPH A. ALTOMONTE, JR.
                         DYNACRAFT GOLF PRODUCTS, INC.
                                98 JAMES STREET
                               NEWARK, OHIO 43055
                                 (614) 344-6174
           (Name, address and telephone number of agent for service)
                            ------------------------

                                   COPIES TO:

                             RONALD A. ROBINS, JR.
                        Vorys, Sater, Seymour and Pease
                       52 East Gay Street, P.O. Box 1008
                           Columbus, Ohio 43216-1008
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT
                            ------------------------

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 14, 1997


                                 700,000 SHARES

                            (300,000 SHARES MINIMUM)

                                     [LOGO]

                         DYNACRAFT GOLF PRODUCTS, INC.

                                 COMMON SHARES
                               ------------------

    All of the 700,000 Common Shares, without par value (the "Common Shares"), offered by this Prospectus are being sold directly by Dynacraft Golf Products, Inc. (the "Company"). Before this offering, there has been no public market for the Company's Common Shares, so the public offering price has been determined by the Company. The Common Shares have been approved for listing on the Chicago Stock Exchange under the trading symbol "DYN." See "Risk Factors Trading Market for the Shares" and "Shares Eligible for Future Resale."

    This offering is being made directly by the Company for at least 300,000 Common Shares (the "Minimum") and not more than 700,000 Common Shares (the "Maximum"). See "Use of Proceeds." Only until the Minimum is fully subscribed, all subscription payments will be deposited into an escrow account at Huntington National Bank. If the Minimum is not subscribed by February 28, 1998, all proceeds deposited in the escrow account will be promptly refunded in full, with interest, and without any deduction for expenses. Upon raising the Minimum amount, the escrow will be terminated, subscribers will become shareowners and any proceeds from more sales will go directly to the Company. This offering will end on the earlier of the following: the sale of the Maximum amount, twelve months after the date of this Prospectus or the date on which the Company decides to close the offering. A minimum purchase of 100 Common Shares is required. The Company reserves the right to reject any subscription or share purchase agreement in full or in part. See "Plan of Distribution."

    ANY INVESTMENT IN THE COMMON SHARES OFFERED BY THE PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE COMMON SHARES OFFERED HEREBY SEE "RISK FACTORS" ON PAGES 6 - 8.

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION OT THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                                                                       UNDERWRITING            PROCEEDS TO
                                               PRICE TO PUBLIC          DISCOUNT(1)            COMPANY(2)
Per Share.................................          $5.00                  None                   $5.00
Total Minimum (300,000 shares)............       $1,500,000                None                $1,500,000
Total Maximum (700,000 shares)............       $3,500,000                None                $3,500,000

(1) The shares are being sold directly by the Company through a designated employee, Howard Van Huffel, who is registered as sales representative, where required, and will not receive any commission. See "Plan of Distribution."

(2) Before deducting estimated expenses of $262,500 payable by the Company, including registration fees, escrow agent fees, legal and accounting fees, costs of printing, copying and postage and other offering costs.

               THE DATE OF THIS PROSPECTUS IS            , 1997.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, THAT INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED TO ANY PERSON IN ANY JURISDICTION IN WHICH THAT OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY DATE LATER THAN THE DATE OF THIS PROSPECTUS.
                            ------------------------

                                [DYNACRAFT LOGO]

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Reference Data............................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
How We Intend To Use The Funds From This Offering.........................    9
Dilution..................................................................   11
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   12
Business..................................................................   16
Management................................................................   22
Principal Shareowners.....................................................   25
Certain Relationships and related Party Transactions......................   26
Description of Common Stock...............................................   27
Shares Eligible for Future Resale.........................................   30
Plan of Distribution......................................................   31
Experts...................................................................   32
Additional Information....................................................   32
Index to Financial Statements.............................................   33

                            ------------------------

    UNTIL            , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                                 REFERENCE DATA

    Upon the effective date of this Registration Statement, of which this Prospectus is a part, the Company became subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") for its current fiscal year. Upon completion of this offering, the company may be required to register under the Exchange Act and continue to file required annual and quarterly reports.

    The Company intends to furnish its shareowners with annual reports containing financial statements audited by an independent public accounting firm after the end of its fiscal year on December 31. In addition, the Company will send shareowners quarterly reports with unaudited financial information for the first three quarters of each fiscal year.

    The Company was incorporated under the laws of the State of Ohio on July 1, 1982. The Company's corporate offices are located at 98 James Street, Newark, Ohio 43055. The Company's other addresses are, Voice: (614) 344-1191; Facsimile:
(614) 344-6174; e-mail; dynacraft@nextek.net, website: http:// www.dynacraftgolf.com.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION PRESENTED IN THIS PROSPECTUS HAS BEEN ADJUSTED TO REFLECT THE 13:1 SPLIT OF THE COMMON SHARES PRIOR TO THE OFFERING HEREBY. REFERENCES IN THIS PROSPECTUS TO THE "DYNACRAFT COMPANIES" OR THE "COMPANY" REFERS COLLECTIVELY TO DYNACRAFT GOLF PRODUCTS, INC. AND ITS SUBSIDIARIES.

DYNACRAFT GOLF PRODUCTS, INC. AND ITS SUBSIDIARIES

    The Dynacraft Companies include Dynacraft Golf Products, Inc., Pal Joey Custom Golf Inc. (which includes Pal Joey Pro Shop as a division), Dynacraft Real Estate Holding Inc. and Diamond Golf International Limited. Dynacraft Golf Products, Inc. owns 100% of all the companies, except Diamond Golf, in which it is a 51% owner.

    The Dynacraft Companies help golfers customize their clubs and equipment to their own personal specifications. Our customers can design clubs with unique combinations of loft, lie, weight, face angle, grip type and size, shaft length and flex and cosmetics. We contract production of our own clubheads and work with major shaft and grip companies to be within the golf industry's standards of tolerances. Customer service includes a lifetime warranty on clubheads and a return/replacement policy on any product.

    Dynacraft is owned by its founding family and certain employees through the Company's Employee Stock Ownership Program (the "ESOP"). We are inviting our customers and others to join us as shareowners. The investments will be used to pay for marketing, expanded capacity, funding the repurchase of ESOP shares, repayment of shareholder loans and working capital. See "How We Intend to Use the Funds from the Offering."

    DYNACRAFT GOLF PRODUCTS, INC. ("Dynacraft") is the parent company and successor to a business founded in 1980. It is one of the large U.S. supplier of components for individuals who make clubs for themselves and other golfers. Dynacraft does not sell finished clubs. We also educate our customers through the Dynacraft Clubmaking Institute, the golf industry's premier clubmaking and fitting class facility, and maintains a full-time technical staff. We believe that our Internet site is the largest of any golf component company and includes a technical chat room and tutorial for online questions and answers. We publish an annual catalog of over 150 pages and a quarterly customer magazine, CLUBMAKERS' DIGEST.

    PAL JOEY CUSTOM GOLF INC. ("Pal Joey") was created in 1981 to build clubs to specific customer requirements for resale. Our market includes golf professionals, green grass golf shops and specialty off-course golf stores. We believe that quality, fast turnaround time and the Company's lifetime warranty provide Pal Joey with a competitive advantage. We have also contracted sourcing and assembly functions for golf stores.

    PAL JOEY PRO SHOP, a division of Pal Joey, opened in 1982 as a store for golfers to visit for custom clubs and other equipment and golf accessories. It provides the Company with a model for possible expansion into additional retail store operations.

    DIAMOND GOLF INTERNATIONAL LIMITED ("Diamond Golf") serves Europe with both component Dynacraft clubs and finished Pal Joey Customer Clubs. Begun as an acquisition in 1991, it is one of the component suppliers in Europe and will be renamed "Dynacraft Europe" in 1998. Diamond Golf operates on the same Dynacraft principles of customer education and technical service, provided by mail order and on-site custom fitting.

PLANS FOR THE FUTURE

    The Company intends to apply approximately $300,000 of the net proceeds of this offering to improve and expand its assembly facilities, approximately $120,000 for research and development ($30,000 if only the minimum is reached), approximately $620,000 for market research and advertising activities ($180,000 if only the minimum is reached), approximately $150,000 for upgrading the inventory system ($75,000 if only the minimum is reached), approximately $425,000 to be set aside to fund the repurchase of ESOP shares ($225,000 if only the minimum is reached) and approximately $430,000 to repay shareholder loans (none if only the minimum is reached). The remaining $1,192,500 ($427,500 if only the minimum is reached) will be used for working capital and general corporate purposes. See "How We Intend to Use the Funds from the Offering" and "Certain Relationships and Related Party Tranactions."

BECOMING A SHAREHOLDER

    You may become a Dynacraft shareholder by filling out the Share Purchase Agreement and returning it with your check for the amount of your investment (or credit card number and signature). When your order has been accepted, you will receive a signed copy and an acknowledgement letter. After the minimum 300,000 Common Shares have been ordered, you will receive a certificate for your shares. The Company reserves the right to reject any order.

    As a Dynacraft shareholder, you will be entitled to certain shareholder consideration. You will have priority, for 30 days, to purchase new products before they are offered to the general public. An Internet site will be dedicated specifically to shareholder information such as share prices and volume, new products and other related material. The site will be password protected so that only shareholders may access this information. Shareholders will receive priority purchase plans for closeouts and excess inventory in an effort to increase potential profits for clubmakers who are shareholders. A special email listing will provide this information to shareholders. In addition, shareholders will be given priority packing and shipping on any in-stock Dynacraft product ordered. Further, Dynacraft shareholders will be eligible for priority registration for all classes at the Dynacraft Clubmaking Institute

                  SUMMARY FINANCIAL DATA AND CURRENT POSITION


                                               EIGHT MONTHS
                                             ENDED AUGUST 31      YEARS ENDED DECEMBER 31
                                          ----------------------  ------------------------
                                             1996        1997        1995         1996
                                          ----------  ----------  -----------  -----------
                                               (UNAUDITED)
Statement of Operations Data:
  Net Sales.............................  $14,725,869 $15,506,910 $18,963,572  $18,898,498
  Gross Profit..........................   4,015,425   4,471,804    5,511,028    5,248,931
  Other Operating Revenue...............     318,402     149,552      487,653      399,367
  Selling and administrative expense....   4,022,702   3,824,926    5,757,157    6,059,312
  Operating profit (loss)...............     311,125     796,430      251,524     (411,014)
  Other (deductions) or Income..........    (165,630)    (78,299)    (265,646)    (216,489)
  Income Taxes--Currently Refundable....           0           0      285,598       23,147
  Cumulative Effect on Prior Years of an
    Accounting Change...................           0           0            0      105,811
  Net Earnings (loss)...................     145,495     718,131      271,476     (498,545)
  Earnings (loss) Per Share.............         .07         .35          .14         (.24)
  Common Shares Outstanding.............   2,033,746   2,033,746    2,033,746    2,033,746



                                                    AUGUST 31, 1997
                                          ------------------------------------
                                                           AS ADJUSTED(1)
                                                      ------------------------
                                                        MINIMUM      MAXIMUM
                                                      -----------  -----------
                                            ACTUAL
                                          ----------
                                          (UNAUDITED)       (UNAUDITED)
Balance Sheet Data:
    Working capital.....................  $2,783,838  $ 3,008,838  $ 4,401,338
    Total current assets................   6,356,661    6,581,661    7,974,161
    Total assets........................   8,086,265    8,686,265   10,153,765
    Total current liabilities...........   3,572,823    3,572,823    3,572,823
    Long-term debt, less current
      portion...........................   2,526,765    2,526,765    2,096,765
    Obligation to repurchase stock......     708,569      708,569      708,569
    Shareholder's Equity................   1,278,108    1,878,108    3,775,608


------------------------

(1) As adjusted to reflect the sale by the Company of the 300,000 Common Shares (minimum) and 700,000 Common Shares (maximum) of Common Shares offered at an Offering price of $5.00 and the application of the net proceeds as set forth in the "How We Intend to Use the Funds from the Offering" and the effect of the proceeds from Diamond's repayment and reduction of debt as discussed in "Certain Relationships and Related Party Transactions."

                                  RISK FACTORS

    AN INVESTMENT IN DYNACRAFT SHARES INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY PERSONS WHO CAN AFFORD TO LOSE UP TO THEIR ENTIRE INVESTMENT. BEFORE PURCHASING SHARES, YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS.


    THE COMPANY WAS NOT PROFITABLE LAST YEAR AND HAS HAD DECLINING NET SALES IN EACH OF THE PAST FIVE YEARS. Dynacraft had a $498,545 loss from its operations in 1996. In addition, the Company's net sales have decreased each year since 1992 in which net sales were $22.6 million. The factors causing the loss and the decrease in net sales are explained in "Management's Discussion and Analysis of Financial Condition and Results of Operations: Year Ended December 31, 1996 Compared to year Ended December 31, 1995." While the retained earnings from the Company's founding through 1996 were $1,472,921, there have been other unprofitable years. Unaudited results for the first eight months of 1997 show a $718,131 profit, but the results for the full year are unknown, and results for the first eight months should not be considered an indicator of full-year results.


    THE MARKET FOR GOLF CLUB COMPONENTS, WHICH HAS BEEN DYNACRAFT'S PRIMARY BUSINESS, WAS IN DECLINE FROM 1993 THROUGH 1996. Dynacraft's component sales grew to $18.3 million by 1993 and then declined to $13.3 million by 1996. This has been partially offset by Pal Joey's increase in sales of assembled clubs, from $4.3 million to $6.1 million in the same period. The decline could have been part of a cycle, in which case component sales could recover, or it could be a long-term trend in which case such sales could continue to decline. Our strategy, designed for either case, is described in "Business Marketing and Strategic Direction."

    ONE CUSTOMER GROUP REPRESENTED 16.4% OF LAST YEAR'S SALES. Pal Joey provides sourcing and assembly work for a brand of golf clubs sold exclusively by a group of franchised golf stores. This business began in the fall of 1995 and represented 16.4% of the Company's consolidated 1996 sales. One other customer accounted for 4.1% of 1996 sales, while the next largest represented less than 1%. All customers are free to discontinue doing business with the Company at any time. See "Business: The Customer."


    MANAGERS COULD OVER OR UNDER BUY COMPONENTS BASED UPON THEIR ESTIMATE OF WHAT WILL SELL. Over or under buying of individual components is one of the primary risks to profitability. We must buy in large quantities, since most components are manufactured to our own specifications. This means predicting customer preferences, weather and other factors affecting sales volume. If we under buy, back orders are created causing nonreimbursed shipping charges and dissatisfied customers. If we over buy, we sell at discounted prices to move the inventory, which results in lower profit margins. In both cases, this causes lower earnings or higher losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."


    OUR BUSINESS COULD BE HURT BY THE LOSS OF KEY PEOPLE. Dynacraft relies heavily on the contributions of our management team, described in the "Management" section. Loss of any of them could have an adverse effect upon the Company, until, and unless, a replacement could be found. There are no employment agreements or "key person" life insurance.

    THE GOLF INDUSTRY IS HIGHLY COMPETITIVE. The Company believes the golf component, club and equipment sector of the golf industry, in which it operates, will become even more competitive in the future. The Company competes with numerous other companies providing similar products. Some of the Company's present and potential competitors are significantly larger and have or may obtain, greater financial resources than those of the Company. See "Business--Competition." Consequently, there can be no assurance the Company will not encounter increased competition in the future. Such competition could limit the Company's ability to expand its business and therefore have a material adverse effect on the Company.

    WE ARE SUBJECT TO UNAUTHORIZED COPYING OF OUR PRODUCTS, OR TO CLAIMS WE COPIED OTHERS. We rely primarily on trademark and patent laws to protect the intellectual property used in our products and services. We could be damaged by a significant amount of unauthorized copying. We also license third party intellectual property. Although the Company is not aware that any of its products and services are materially infringing the rights of others, it is possible we are. If so, we could have to modify our products and services, at substantial possible cost, and we could be subject to claims for substantial damages. See "Business--Trademarks."

    ENVIRONMENTAL RISKS. Federal, state and local environmental laws, ordinances and regulations potentially require that a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral.


    ENVIRONMENTAL EFFECT OF GROUND WATER CONTAMINATION. Dynacraft has learned that an Ohio Department of Transportation (ODOT) garage located adjacent to and geographically upstream from its property dumped paint, solvents, and other materials, some of which have migrated into groundwater under Dynacraft's land. Although there are no recognizable concerns or issues with current Dynacraft operations as a result of this act, Dynacraft's future ability to utilize its real estate to secure loans could be impaired until the contamination is removed. Because of this, Dynacraft is participating in Ohio's Voluntary Action Program ("VAP") and is investigating the extent of the contamination of its groundwater and reporting to the Ohio EPA. It currently appears that the migration of contamination from the ODOT property is limited in scope. Once its site assessment is complete, Dynacraft intends to request that the Ohio EPA commit that it will take "no further action" against Dynacraft, its successors and assigns, because of the residual contamination on Dynacraft's property and will consider it "clean". The Company believes that it can recover the assessment and remediation costs of its participation in VAP, and the Company intends to pursue this course of action vigorously. At present, however, the total costs of this project cannot be estimated with any degree of certainty and there is no assurance that the Company will be able to recover such costs from ODOT. If the Company is unable to recover such costs or if the migration of contaminants is greater than presently believed and the Company were to be held liable by a third party in connection with such migration, it could have a material adverse effect on the Company. See "Business-- Environmental".


    THE AMOUNTS PAID FOR SHARES WILL BE KEPT IN A BANK ESCROW UNTIL THE MINIMUM AMOUNT HAS BEEN SOLD. If the Minimum 300,000 Common Shares have not been fully subscribed by February 28, 1998, all monies deposited in the escrow account will be refunded to the subscribers, with interest and without any deduction for expenses. Until then, purchasers will be subscribers and not shareowners of the Company, although they will be entitled to certain rights of shareholders under Ohio law. During the Escrow Period, subscribers will have no right to a return of their payments. See "Plan of Distribution--Escrow of Minimum Proceeds."


    THE TRADING MARKET FOR THE SHARES MAY BE LIMITED AND THE PRICE COULD GO DOWN. Dynacraft's shares have been approved for trading on the Chicago Stock Exchange after the offering is over, but there may not be the active trading that would allow immediate sale of Common Shares at a quoted market price. If there are more shares offered for sale than to buy, as a result of negative events for the Company or any other reason, the price is likely to go down. The major shareowners, who will own 83.1% of the shares if the minimum number of shares are sold or 70.9% if the maximum number of shares are sold, have stated that they have no current intention of selling any of their Shares in the public market for two years after the date of this prospectus. See "Shares Eligible for Future Resale." Due to losses in three of the last five years, the appraised fair market value of the Company's Common Shares went from a high of $5.54 a share at December 31, 1991 to $0.82 a share at December 31, 1996. The fair market value was determined by an independent appraiser. The public offering price of the issue has been determined by the Company's Board of Directors. Among factors considered were the Company's results of operations, the Company's current financial condition, its future prospects, the state of the market for its products, the experience of management, the economics of the industry in general and the demand for similar securities of companies considered comparable to the Company. At August 31, 1997, Management valued the 380,913 ESOP Shares at $3.00, which takes into consideration a 40% discount from the offering price due to lack of immediate marketability. This public offering price may not be indicated of the market price for the Common Shares after the offering. The market price of the Company's Common Shares in the future may continually be highly volatile. A variety of events, including quarter-to-quarter variations in operating results, news announcements, trading volume, general market trends and other factors could result in wide fluctuations in the price of the Common Shares regardless of the Company's actual performance.



    THE PURCHASE PRICE OF COMMON SHARES PURCHASED IN THIS OFFERING WILL BE SUBSTANTIALLY MORE THAN THE "BOOK VALUE" AND THE PRICE PAID BY EXISTING SHAREHOLDERS. Purchasers of Common Shares in this offering will realize immediate substantial "dilution" in the "book value" of their shares equal to approximately $4.20 per share if the Minimum 300,000 Common Shares are sold and $3.62 if the Maximum 700,000 Common Shares are sold. This is the difference, per share, between (a) the amount that would show as "Shareholders' equity" on the Company's Balance Sheet after the offering and (b) the price paid in this offering. This dilution results principally from the substantially lower amounts paid by the present shareowners. See "Dilution" and "Plan of Distribution--Determination of Offering Price."


    THE COMPANY PRESENTLY INTENDS TO RETAIN ANY EARNINGS AND PAY NO
DIVIDENDS. The Company's loan agreement with its bank restricts the Company's ability to pay dividends. Therefore, future dividends, if any, will depend on the bank lifting that restriction, the Company's profitability, financial condition, capital requirements and other considerations determined by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    THE BUSINESS MAY NEED MORE CAPITAL, WHICH COULD AFFECT SHAREOWNERS. Money from this offering, together with any cash generated by operations, may not be enough to pay for the Company's continued growth and debt retirement. If more Common Shares are sold to raise cash, the percentage ownership of existing shareholders would be reduced. If money is borrowed, interest expenses and required cash for repayment will increase. It is possible that Dynacraft may not be able to raise additional money, with the result that it would have to limit growth. See "Business Marketing and Strategic Direction" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Liquidity and Capital Resources."

    DYNACRAFT'S FOUNDING FAMILY WILL CONTINUE TO CONTROL THE BUSINESS. After completion of this offering, Joseph A. Altomonte, Sr. and Joseph A. Altomonte, Jr. will together control 71% of the Company's Common Shares if the Minimum is sold and 60% if the Maximum is sold. They will be able to elect a majority of the Board of Directors and control most corporate decisions, including action upon any offer to acquire the Company. See "Principal Shareholders."

    POTENTIAL ANTI-TAKEOVER EFFECT AND POTENTIAL ADVERSE IMPACT ON MARKET PRICE OF CERTAIN CHARTER AND CODE OF REGULATIONS PROVISIONS AND THE OHIO GENERAL CORPORATION LAW. Certain provisions of the Company's Articles of Incorporation and Code of Regulations and of the Ohio Revised Code (the "Ohio GCL"), together or separately, could discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for the Common Shares. Among other things, these provisions (i) establish a staggered board; (ii) require certain supermajority votes; and (iii) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings. See "Description of Capital Stock--Anti-Takeover Effects of Amended and Restated Articles of Incorporation, Code of Regulations and Ohio General Corporation Law."

                HOW WE INTEND TO USE THE FUNDS FROM THE OFFERING

    The net proceeds available to the Company from the sale of the shares in this offering are estimated to be approximately $1,237,500 if the minimum is sold and $3,237,500 if the maximum is sold, after deducting both selling and other offering expenses, estimated to be $262,500.

    The Company expects to use the net proceeds, over the next twelve month period from the date of this prospectus for the purposes outlined in the table below. If more than the minimum, but less than the maximum amount is raised, the Company will adjust its plans accordingly, making the most effective use of the net proceeds to grow the business.

                                                                  MINIMUM                         MAXIMUM
                                                              (300,000 SHARES)   PERCENTAGE   (700,000 SHARES)   PERCENTAGE
                                                              ----------------   -----------  ----------------   -----------
Expansion of Pal Joey assembly, shipping and warehouse
  facilities................................................     $  300,000              24%     $  300,000               9%
Research and development....................................         30,000               2%        120,000               4%
Market research and advertising.............................        607,500              49%        620,000              19%
Upgrade Inventory Control Data Processing System............         75,000               6%        150,000               5%
Set aside for repurchase of ESOP shares.....................        225,000              18%        425,000              13%
Repayment of shareholder subordinated Bank loans............       --                     0%        430,000              13%
Working Capital.............................................       --                     0%      1,192,500              37%
                                                              ----------------        -----   ----------------        -----
  Total use of Net Proceeds.................................     $1,237,500             100%     $3,237,500             100%
                                                              ----------------        -----   ----------------        -----
                                                              ----------------        -----   ----------------        -----

    Approximately $300,000 of the net proceeds of this offering is allocated for improving Pal Joey assembly, shipping and warehouse space to meet anticipated growth.

    The Company is continually seeking to improve the design of its club heads and is seeking to develop additional golf heads, irons and wedges. Accordingly, approximately $120,000 of the new proceeds ($30,000 if only the minimum is achieved) of this offering is allocated for the research and development of new technologies for golf club design.

    Approximately $620,000 of the net proceeds ($607,500 if only the minimum is achieved) of this offering is allocated to market research and advertising for purposes of expanding the Company's market nationally and worldwide, including but not limited to, expansion of the catalog lists of prospective customers, improvement and expansion of the Company's web site, opening a warehouse training center/ showroom facility in the Western United States, creating Mobile Training Centers and expanding the number of qualified commissioned representatives worldwide.

    Approximately $150,000 of the net proceeds ($75,000 if only the minimum is achieved) of this offering is allocated to upgrading the Company's Inventory Control System. This upgrade will provide management with more specific costing information that will enable the Company to reduce its inbound freight and inventory costs in order to improve its cash flow position.

    Approximately $425,000 of the net proceeds ($225,000 if only the minimum is achieved) is to be set aside for the repurchase obligation contained in the ESOP. The source of funds for the dollar amount, as determined by the Plan Custodian, not funded by the net proceeds from this offering will be from internally generated cash flow, or if the allocation from net proceeds is over the funds needed, the excess funds will be used for working capital. If the Company's Common Shares becomes readily tradeable after the offering, thus reducing the number of common shares to be put to the Company pursuant to the terms of the ESOP, the Company's future repurchase obligations could be eliminated or lessened. That being the case, the allocation from net proceeds would be used for working capital.

    Approximately $430,000 of the net proceeds (none if only the minimum is achieved) of this offering is to be used to retire two subordinated shareholder notes payable. The two shareholders, Joseph A. Altomonte, Sr. and Joseph A. Altomonte, Jr., borrowed $250,000 each from Huntington Bank as part of the Company's overall refinancing in June 1996. The borrowed funds were in turn loaned to the company, to help pay off the existing line of credit, at the same terms as those of the banks, namely, monthly installments of $4,102 each which includes interest at an interest rate of 9.625% and a final payment due June 1, 2001. See "Certain Relationships and Related Party Transactions."

    The balance of the net proceeds of this offering is allocated for working capital and general company purposes including, among other things, costs associated with additional inventory, reduction of trade accounts payable, and financing acquisitions of companies that will complement the Company's existing operations or provide it with an entry into new markets. The Company currently does not have any definitive plans regarding an acquisition and no discussions are currently taking place with respect to an acquisition.

    The Company does not contemplate changes in the proposed allocation of net proceeds of this offering. However, events may require changes, and the Company reserves the right to make those changes, if management believes those changes are in the best interest of the Company.

    Proceeds not immediately required for the purposes described above will be invested in United States Government Securities, short-term Certificates of Deposit, Money Market funds or other investment grade short-term interest bearing investment.

                                    DILUTION


    On August 31, 1997, the Company had a net tangible book value of $1,278,108, or $.63 per share. The net tangible book value per share is equal to the Company's total tangible assets, less its total liabilities and obligation to repurchase stock and divided by its total number of Common Shares outstanding. After giving effect to the sale of the Minimum and Maximum number of Common Shares offered, at the public offering price of $5.00 per share, and the application of the estimated net offering proceeds, the pro forma net tangible book value of the Company as of August 31, 1997 would have been $1,878,108 and $3,775,608, respectively, or $.80 per share and $1.38 per share, respectively. This represents an immediate increase in net tangible book value of $.17 per share and $.75 per share, respectively, to existing shareholders and an immediate dilution of $4.20 per share and $3.62 per share, respectively, to new investors purchasing shares in this offering. The following table illustrates the per share dilution in net tangible book value per share to new investors:



                                                                     MINIMUM                 MAXIMUM
                                                                (300,000 SHARES)        (700,000 SHARES)
                                                              ---------------------   ---------------------
Public offering price per share.............................                $5.00                   $5.00
  Net Tangible book value per share as of August 31, 1997...    $0.63                   $0.63
  Increase in net tangible book value per share attributed
    to new investors........................................     0.17                    0.75
                                                              ---------               ---------
Pro forma net tangible book value per share as of August 31,
  1997 after the offering...................................                 0.80                    1.38
                                                                          ---------               ---------
Net tangible book value dilution per share to new
  investors.................................................                $4.20                   $3.62
                                                                          ---------               ---------
                                                                          ---------               ---------



    The following table sets forth on a pro forma basis as of August 31, 1997, the difference between existing shareholders and new investors purchasing shares in this offering with respect to the number of shares purchased, the total consideration paid and the average price paid per share, at the Minimum and
Maximum:


                                                               SHARES PURCHASED    TOTAL CONSIDERATION   AVERAGE PRICE
                                                              ------------------   -------------------   -------------
                                                               NUMBER    PERCENT     AMOUNT    PERCENT     PER SHARE
                                                              ---------  -------   ----------  -------   -------------
Minimum Sold:
  Existing Shareholders.....................................  2,033,746    87.15%  $  229,795    13.28%      $0.11
  New Investors.............................................    300,000    12.85%  $1,500,000    86.72%      $5.00
                                                              ---------  -------   ----------  -------       -----
    Total...................................................  2,333,746   100.00%  $1,729,795   100.00%
                                                              ---------  -------   ----------  -------
                                                              ---------  -------   ----------  -------
Maximum Sold:
  Existing Shareholders.....................................  2,033,746    74.39%  $  229,795     6.16%      $0.11
  New Investors.............................................    700,000    25.61%  $3,500.000    93.84%      $5.00
                                                              ---------  -------   ----------  -------       -----
    Total...................................................  2,733,746   100.00%  $3,729,795   100.00%
                                                              ---------  -------   ----------  -------
                                                              ---------  -------   ----------  -------

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF RESULTS OF OPERATION AND FINANCIAL CONDITION IS BASED UPON AND TO BE READ TOGETHER WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO AND OTHER FINANCIAL INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. OPERATING DATA PRESENTED IN THIS DISCUSSION IS UNAUDITED.

GENERAL BACKGROUND

    The business (which later became known as Dynacraft Golf Products, Inc.) was started in 1980 by Joseph A. Altomonte, Sr. He began the business after a long career in the golf industry with Faultless Golf Ball Company and its successive owners, including Rawlings Sporting Goods Division, ATO. The business began in Mr. Altomonte's garage with the purchase of component golf parts and assembly of finished clubs.

    The component parts distribution and sales to custom golf clubmakers became a corporation named Dynacraft Golf Products, Inc. The assembly of finished clubs eventually evolved into a separate company, Pal Joey Custom Golf, Inc. The corporate separation of Dynacraft and Pal Joey was a function of serving separate markets. Dynacraft sells to custom clubmakers who sell a finished club to the golfer. Pal Joey is a clubmaker selling finished clubs to pro shops and distributors for resale. The same products are not sold by both companies. Later, Pal Joey Pro Shop, a division of Pal Joey, was formed to serve as a retail store for finished clubs and other golf accessories. In October 1990, Pal Joey, became a wholly-owned subsidiary of Dynacraft.

    Dynacraft received a 50% equity investment from its principal Taiwanese clubhead component supplier, Dynamic Precision Casting Mfg. Co, LTD.

    In mid 1990, Mr. Altomonte sought greater employee ownership of Dynacraft. To achieve this he personally made an offer to buy out the four Taiwanese investors for $1 million dollars. Except for the owner of Dynamic, Chinneng Lin, who kept an interest which was converted to 100 shares of $1,000 par value, noncumulative preferred stock, the investors accepted the cash offer. In January 1991 the Dynacraft ESOP came into existence.

    In 1992, Dynacraft completed the purchase of a 51% interest in Diamond Golf for $221,209. Diamond Golf is an England based component parts distributor serving Europe.

    During 1994, in a series of transactions, Dynacraft issued 51,462 new Common Shares to the partners of J & J Enterprises, and acquired all the real estate previously leased to the Company by J & J Enterprises at a value, less outstanding debt, of $214,269 or $4.16 per share. J & J Enterprises was owned equally by Joseph Altomonte, Sr. and Jr.

OVERVIEW

    Throughout most of Dynacraft's history the market for component parts has grown at double digit rates. This changed in 1993 and the market has declined since. Dynacraft's component sales have fallen from a high of $18.3 million and a net income of $550,000 to $13.3 million and net loss of $337,000 between 1993 and 1996. Management projects 1997 sales will remain at the 1996 level or slightly less. However, Dynacraft's market share remains as one of the largest in the industry.

    During that same period of time Pal Joey's sales have increased from $4.3 million to $6.1 million and its projected 1997 sales of assembled clubs is $6.8 million. These increases have offset some of the drop in component sales.

    The primary investment risk for the Dynacraft Companies is inventory management and cost controls. The Company's major investment is in inventories. Over or under buying certain items is one of the primary risks to profitability. Also, both the economy and weather can affect retail and component sales of golf equipment. In 1995, Dynacraft staffed for a down sales year and further staff and expense cuts were made in the fall of 1996 as sales remained flat. Management believes that these staffing and expense cuts have helped the future outlook as have the sales gains recorded by Pal Joey. Control of expenses in line with sales performance has become a management priority during this current period and is expected to continue to be in the future.


RESULTS OF OPERATIONS



EIGHT MONTHS ENDED AUGUST 31, 1997 COMPARED TO EIGHT MONTHS ENDED AUGUST 31,
  1996


    NET SALES


    Consolidated net sales increased by $781,042 or 5.3% from $14,725,869 for the eight months ending August 31, 1996 to $15,506,910 for the eight months ending August 31, 1997. Net sales of assembled custom clubs accounted for the majority of the increase, primarily because of servicing new accounts that started in mid 1996. This was offset by a $491,055 decline in sales of component golf club equipment and supplies and a decline in Pal Joey Pro Shop sales of $24,525.


    GROSS PROFIT


    Consolidated gross profit increased by $456,381, or 11.4%, from $4,015,425 for the eight months ending August 31, 1996 to $4,471,804 for the eight months ending August 31, 1997. This improvement was the result of minor price increases and better control of the inventory and associated costs.


    OTHER OPERATING REVENUE


    Consolidated other operating revenue decreased to $149,552 for the eight months ended August 31, 1997 compared to $318,402 for the eight months ended August 31, 1996.



    Advertising and golf school revenue were lower by some $149,454. The primary reasons for this was that the Digest that the Company's suppliers advertise in was reduced from a monthly publication to a quarterly publication and the 1997 school tuition was lowered in an effort to attract more students who hopefully later on would become customers.


    SELLING AND ADMINISTRATIVE EXPENSES


    Consolidated selling and administrative expenses decreased by $197,776, from $4,022,702 for the eight months ending August 31, 1996 to $3,824,926 for the eight months ended August 31, 1997. The staff and expense cuts initiated in the fall of 1996 were felt in 1997 as over all administrative expenses were down by approximately $515,000. This decrease was offset by an increase in commission and royalty expense of approximately $317,000 because of increased Pal Joey sales over the prior period.


    OTHER INCOME OR (DEDUCTIONS)


    Consolidated other income or (deductions) decreased $87,331 from $(165,630) for the eight months ending August 31, 1996 to $(78,299) for the eight months ended August 31, 1997. Consolidated interest expense was lower during this period as compared to the same period of last year by some $40,787 because a new business loan agreement entered into (see "--Liquidity and Capital Resources").


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    NET SALES

    Consolidated net sales were $18,898,498 for 1996, a decrease of .3% compared to consolidated net sales of $18,963,572 in 1995. Management's focus in 1996 was not necessarily to increase overall sales, but rather was to explore ways to start to reposition the Company for growth and profitability in 1997 and future years. The component sales decrease of approximately $1,890,000 in 1996 as compared to 1995 was almost offset by the increase in sales of assembled clubs by Pal Joey.

    GROSS PROFIT

    Consolidated gross profit was $5,248,931 for 1996, a decrease of 4.8% compared to consolidated gross profit of $5,511,028 in 1995. This decrease was attributable to a decrease in component sales gross profit of $977,433 which is the result of the increasing Taiwan dollar exchange rate, price competition and shorter product life cycles resulting in more out-of-date inventory which had to be sold at smaller margins. That decrease was partially offset by increased gross profit of Pal Joey because of increased sales volume.

    OTHER OPERATING REVENUE

    Consolidated other operating revenue decreased to $399,367 for 1996 compared to $487,653 in 1995. The primary reason for the decrease is that school attendence was lower in 1996 and advertising income was down due to a reduction in the number of publications produced in 1996.

    SELLING AND ADMINISTRATIVE EXPENSES

    Consolidated selling and administrative expenses for 1996 increased 5.5% to $6,059,312 compared to $5,747,157 in 1995. This increase resulted from an increase in the commission and royalty expense due to increased Pal Joey sales; bad debt write offs; professional fees; and utilities and telephone increases due to more volume and rate hikes. Those increases were partially offset by significant decreases in salaries and wages and advertising and marketing expenses.

    OTHER INCOME OR (DEDUCTION)

    Consolidated other income or (deduction) decreased to $(216,489) for 1996 compared to $(265,646) in 1995. Lower interest expense because of a new business loan agreement was offset by an increase in interest income and an increase in the equity in net earnings of Diamond Golf.

LIQUIDITY AND CAPITAL RESOURCES


    At August 31, 1997 the Company had working capital of $2,783,838 as compared to working capital of $2,236,526 at December 31, 1996. This increase is primarily due to an increase in accounts receivable and inventory.


    For the year ended December 31, 1996, the Company had net cash provided by operations, despite a net loss of $498,545. This was the result of an increase in trade accounts payable which the Company used as a source of financing.


    For the eight months ended August 31, 1997, the Company had net cash provided by operations of $259,385 as compared to $207,978 for the eight months ended August 31, 1996. Inventories increased and accounts receivables increased substantially in both periods.



    The Company had accounts receivable, less allowance for doubtful accounts, of $1,871,821 at August 31, 1997. Pal Joey's net accounts receivable were $1,159,664 of that total as they have provided extended payment terms to a large franchise account in order to encourage initial purchases of its clubs. Pal Joey does not anticipate that it will continue to extend such liberal payment terms. However, as it continues to expand its activities, it may do so again in order to increase its market exposure.


    In June 1996, the Company entered into a seven year loan with Huntington National Bank which provided for a $1,860,315 term loan at the U.S. Treasury constant maturities rate (8.375% as of June 20, 1996 secured by the Company's accounts receivable and inventories, a second mortgage on real estate and personal guarantees of Joseph A. Altomonte, Sr. and Joseph A. Altomonte, Jr. The Loan Agreement contains certain financial and operating covenants including compliance with certain financial ratios, and restrictions on, among other things, the Company's ability to pay cash dividends. The proceeds from this loan were used to payoff two revolving line of credit agreements that had been established at $2,450,000.

    Over the last four years, the Company's internally generated cash flow has not been sufficient to finance operations. This has restricted the Company's ability to conduct its business as anticipated. As a result, the Company has been substantially dependent upon loans from its current shareholders in order to maintain its operations. Upon the closing of the Maximum Offering, these shareholders will have approximately $430,000 of that debt repayed.

    The Company believes that the minimum net proceeds of this offering together with internally generated cash flow and borrowing availability will be sufficient to meet its operating working capital and capital expenditures requirements through the next twelve months. In the event the Company's plans require more capital than is presently anticipated, the Company's remaining cash balances may be consumed and additional sources of liquidity, such as debt or equity financings, may be required to meet capital needs. There can be no assurances that additional capital beyond the amounts the Company currently requires will be available on reasonable terms, if at all.

SEASONALITY

    The Company's need for working capital is seasonal with the greatest requirements for working capital occuring from approximately October through the end of February each year. This period is when sales are the lowest and the inventories need to be built up to provide product for shipment for the spring/ summer selling season. The Company's sales from May to September represent approximately 64% of the Company's yearly sales.

CURRENCY FLUCTUATIONS

    Diamond, a 51% owned company in England, maintains its books of account in British Pounds. The Company accounts for this investment under the equity method. For consolidation purposes, net profit or loss of Diamond is converted to U.S. dollars at the average month end exchange rate for the year.

    All export sales by the Company are U.S. dollar denominated, and ordinarily there is no currency exchange rate problem for the Company. However, with respect to export sales to Diamond, they may be at risk. Diamond maintains its account with the Company in British pounds, but owes the Company in U.S. dollars. At the end of every accounting period, the debt is adjusted to pounds by multiplying the indebtedness by the closing dollar pound exchange rate to ensure that the account has sufficient pounds to meet its dollar obligation. This remeasurement is either income or expense in Diamond's financial statement.

FORWARD LOOKING INFORMATION

    This Prospectus contains forward looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in those forward-looking statements as a result of certain factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this Prospectus.

                                    BUSINESS

DYNACRAFT GOLF PRODUCTS, INC.

    Dynacraft Golf Products, is one of the largest supplier of component golf club equipment and supplies for clubmaking. The business was started by Joseph Altomonte, Sr. in his garage. Dynacraft has grown into a component company with a presence in Europe and distributorships in Japan, Canada and Australia. The company offers its worldwide customers a wide selection of club heads, shafts, grips, tools, and accessories.

    Dynacraft strives for quality and playability in its wide variety of head designs. All clubheads adhere to the industry's standards for tolerances of such specifications as loft, lie, weight, face angle and cosmetics. Heads can even be modified for unique fitting situations prior to shipment to the customer. Nearly all products are developed, tested and reviewed, not only by a team of our technical experts, but by average, better than average and below average golfers prior to market introduction. We work closely not only with foundries that produce our clubheads (visits are made as needed to overseas foundry suppliers), but with major shaft companies such as True Temper, Rapport, Fenwick, and Aldila to develop shafts that best match current head designs. Dynacraft-branded grips are produced to specifications to allow customers to completely customize their Dynacraft purchases. We maintain a lifetime warranty on all of our golf club heads and offer what we believe to be the industry's most comprehensive return/replacement policy on any product we sell.

    Dynacraft offers a full range of clubmaking and fitting classes in our Dynacraft Clubmaking Institute (DCI). The DCI educates both novice and experienced clubmakers as well as industry experts. Coupled with a full-time technical staff, the DCI and Dynacraft provide education and information to the clubmaker. Our internet includes, not only information about our products and services, but also a technical forum and tutorial where customers may receive answers to their questions via the Internet.

    Dynacraft offers a complementary magazine to its active customers. CLUBMAKERS' DIGEST is published at least four times a year and includes up-to-date technical information provided by the technical staff as well as new products and sale items. We publish our full line catalog once each year, with over 150 pages showcasing all the products we have developed and carry, in a design and presentation that have won numerous awards. We have a complete accessory line of products with the Dynacraft logo, including golf bags in a variety of sizes and styles, hats, umbrellas, towels, and apparel.

    Dynacraft offers its customers a toll free telephone order line, customer service line and technical information line. The order line is staffed fifteen hours a day, while the other lines are staffed for nine hours per day. The Shipping Department runs two shifts when needed to offer timely and accurate fulfillment. Orders are shipped the same day they are received in most cases; most orders are shipped within 24 hours. The Customer Service Department deals with special order items, unique customer requests and any consumer problems that may arise. All Customer Service and Sales Representatives receive technical training at the DCI in an effort to make them the most knowledgeable staff in the business.

PAL JOEY CUSTOM GOLF

    Founded in 1981, Pal Joey Custom Golf Inc. offers its customers custom made and fitted golf equipment at reasonable prices. Pal Joey Custom Golf is a wholesale operation selling finished goods under the Pal Joey brand name. The models are unique to Pal Joey and are custom made to order. The custom made club market, while in its infancy in the early 1980's, has grown rapidly in the mid-1990's, and we believe that Pal Joey is positioned for a rapid growth in this area. Clubs manufactured at Pal Joey are built to specific customer requirements. The clubs are typically sold to golf professionals, to green grass golf shops, or to upscale off-course golf stores. Our turnaround time is as short as five days. We offer a lifetime warranty on all Pal Joey clubheads and have among the most comprehensive repair/replacement policy in the club manufacturing industry.

    Since fall 1995, Pal Joey has provided sourcing and assembly work, through a sales representative, to a significant percentage of the franchises of Pro Golf of America, one of the largest off-course golf store chains in North America and Pro Golf of America has recommended Pal Joey products to its franchisees. Such sales represented approximately 16.4% of the Company's total sales in 1996. We also have several other smaller assembly and/or sourcing customers. No other customer of the Company accounts for more than .8% of the Company's sales in any of the past three years, except one and they accounted for approximately 4% of the Company's total 1996 sales. Pal Joey's 1996 sales increased 85% over 1995.

PAL JOEY PRO SHOP

    The Pal Joey Pro shop was opened as a division of Pal Joey Custom Golf in 1982, allowing local customers to purchase custom made golf equipment and accessories. It is located on the Dynacraft property and includes a showroom and two custom fitting areas. We offer custom fitting, which may include Pal Joey labeled shafts, grips and heads, and prompt delivery in the Central Ohio area, with some custom-made items deliverable within 24 hours. The Pal Joey Pro Shop also carries an inventory of brand name clubs such as Cobra, Cleveland, Callaway, and other golf equipment, attire and accessories. This retail location has generated sales of nearly one million dollars in each of the past three years.

DIAMOND GOLF INTERNATIONAL LIMITED

    An acquisition of Diamond Golf was begun in 1991 and completed by 1993 to broaden Dynacraft's presence in Europe. Its name is expected to be changed to Dynacraft Europe in 1998. One of the two largest component suppliers in Europe, the company serves the whole of Europe with the same component Dynacraft clubs and completed Pal Joey Custom clubs, as well as many of the same shafts, grips, tools and accessories available from the parent. Diamond Golf offers both mail order and custom fitting on-site.

    Diamond Golf also stresses the education of the clubmaker and golf professional and is staffed to accommodate technical questions, customer service situations, warehouse and order entry. Chris Treacy, President of Diamond Golf travels throughout Europe providing quality education to interested customers.

DYNACRAFT REAL ESTATE HOLDING INC.

    The Dynacraft Real Estate Holding Inc. "DREHI" includes all of the properties owned by the Company. These include five commercial buildings, one of which houses Pal Joey Custom Golf and the Pal Joey Pro Shop The other four buildings are used by Dynacraft, one for Customer Service and order entry; a building for office staff, marketing and design; a shipping and receiving warehouse; and the Dynacraft Clubmaking Institute. All of the buildings are in fine working order.

    DREHI also includes five rental houses, all of which are consistently occupied. The rental properties generate monthly revenue for the company. All are well-maintained and are considered to be in fine condition.

COMPANY AND INDUSTRY BACKGROUND

    Golf is one of the most rapidly growing sports in the world. Currently there are more than 25 million golfers in the United States according to The National Golf Foundation. This number is expected to grow through at least the year 2000. The National Golf Foundation recently released figures from a five year study concerning spending and golf. The NGF reported that consumers (both golfers and non-golfers) spent in excess of $16 billion on golf and golf-related products in 1995. The study revealed that the average occasional golfer (one who plays fewer than 8 rounds per year) spends $144.00 per year on equipment and merchandise. Moderate golfers (8-24 rounds per year)spend $248.00, while avid players (24 or more rounds per year) spend upwards of $548.00 per year.

    Internationally, Japan has 17.5 million golfers and 20 million additional players who only hit balls at a range but do not actually play golf. Europe, Asia, and Australia are experiencing a similar growth in the number of golfers enjoying the game according to The National Golf Foundation.

    The golf club and equipment industry is mostly based upon brand names, sold through golf and sports stores. Each brand has a limited range of alternatives and golfers select the one that seems most suited to their specific needs. The Company markets to the industry segment of golfers who want more customization of their clubs.

THE CUSTOMER

    The Company's customers are those who actively enjoy the game of golf along with the opportunity to construct their own equipment for that game. Many of these individuals become skilled enough in the assembly process to begin making clubs for sale to others and they often become full time clubmakers. Golf Shop Operations, the leading industry publication, estimated that 500,000 persons purchased a golf club component part (head, shaft and/or grip) in 1996. Of that number, 3,500 are full time clubmakers, with some type of store front or retail space, who earn their living through the trade. Approximately 300,000 are hobbyists who may work exclusively on their own clubs and the remaining approximately 200,000 are part-time clubmakers. These people typically work a "nine to five" job, but supplement their income by building golf clubs. They may work from their basements or garages and normally do not have a retail location.

    Currently the Company maintains a complete customer file of approximately 65,000 customers. This number includes any customer who has placed an order with the Company within the past five years. We mail approximately 100,000 catalogs a year to our customers and to people who come to us from magazine and Internet catalog requests or from word of mouth referrals. Dynacraft's "active customer" list includes approximately 20,000 names of customers who have purchased products during the past calendar year. That list has been steadily growing at over 5% per year.

    Pal Joey is a wholesaler, selling to those in the golf business. Its Sales Representatives regularly call on golf course pro shops throughout the United States and it maintains several "house accounts" that are serviced by telephone. The Company maintains approximately 2,500 "active" pro shop accounts. Pal Joey has recently had rapid growth in accounts from off-course stores and buying groups, including Pro Golf Discount, Sam's Golf, and Jumbo Sports.

    Since fall 1995, Pal Joey has provided sourcing and assembly work, through a sales representative, to a significant percentage of the franchisees of Pro Golf of America, one of the largest off-course golf store chains in North America and Pro Golf of America has recommended Pal Joey products to its franchisees. Such sales represented approximately 16.4% of the Company's total sales in 1996. While Pal Joey could still provide such sales to individual franchisees, if Pro Golf of America ceased to recommend Pal Joey's products or ceased to provide marketing support, it could have an adverse effect on the Company. No other customer of the Company accounted for more than .08% of the Company's sales in any of the past three years, except one and they accounted for approximately 4% of the Company's total 1996 sales.

CUSTOMER LOYALTY

    Most clubmakers and retailers prefer to do business with a "one stop shop" where they may buy all of the products and services required to assemble and market a golf club. We try to use the top foundries to produce their club heads and to distribute only nationally recognized, high quality heads, shafts and grips. We believe our toll free telephone technical service and the Internet technical support are among the best in the industry. Dynacraft Clubmaking Institute attendees form a growing core of customers. In a high percentage of cases, former students have increased their purchases after attending the schools. All of these serve to promote customer loyalty and additional purchases.

MARKETING AND STRATEGIC DIRECTION

    With the capital raised in this offering the Company will strive for continued growth, service and customer satisfaction. Our marketing and strategic directions include:

    FOR DYNACRAFT GOLF PRODUCTS: (1) gather information from current customers and non-customers on market share, market growth, issues, demographics, psychographics and perceptions of Dynacraft; (2) study trends in club design and club technology, so that we can be a leader in new technology and club design, positioning Dynacraft as a leading edge innovator; (3) extend our customer training, making a nationwide program; and (4) increase our international market share.

    FOR PAL JOEY: (1) introduce new sets and specialty clubs and add customer services requested by the market; (2) gain market share in the PGA golf professional ("green grass") segment; (3) acquire more targeted private label accounts; (4) hire and train an in-house sales force to serve key accounts in the private label, retail and "concrete" golf shop markets and (5) consider increasing the number of Pro Shop retail outlets in Central Ohio.

COMPETITION

    Dynacraft competes for customers who want more customization of their clubs than found in sets sold through most golf and sports stores. During the past ten years, this segment of the golf market has been dominated by a few major players, such as Callaway Golf Company, Cobra, Karsten Manufacturing Corporation
(Ping), Taylor-Made Golf Company and Titleist. Many of these companies began as small, one-club companies. For example, Callaway began as a single wedge company less than 15 years ago. Odyssey, which sells a putter as its only product, has grown rapidly over just the past two years. Karsten, which began in the early 1960's with a single putter that made a "ping" noise when stuck, has grown to worldwide acceptance. Products selling well recently include oversized titanium drivers, oversize irons, specialty wedges and uniquely designed putters.

    Dynacraft sells a high percentage of its products to custom club makers. Pal Joey wholesales custom made clubs to the retailers' specifications. Both companies have products unique to their markets. For example, Dynacraft offers a full line of titanium woods and offers many variations on wedges, each suited to specific player needs. The use of exotic materials, such a beryllium copper, carbon steel and tungsten, position Dynacraft in specialty niches of the custom component market. Pal Joey offers forged titanium drivers for less than $150, compared to some competitors' prices of $650. Pal Joey is also actively pursuing the "one of a kind" club market, by experimenting with face insert wedges and tungsten-titanium irons, each of which will be custom made for the retailer.

    FOR DYNACRAFT PRODUCTS: Competition for Dynacraft is principally from other component suppliers, which have grown in number from 10 in 1982 to over 120 in 1996. Dynacraft's main competition comes from three sources: Golfsmith, located in Austin, Texas which is the largest golf club component company; Golfworks, in Newark, Ohio, and the combination of a number of smaller "knock-off" component companies.

    FOR PAL JOEY PRODUCTS. Pal Joey's prime competition comes from approximately 225 small golf club companies located throughout the United States. Both Pal Joey and many of these companies have staffs of sales representatives visiting golf shops on a regular basis and competition for business is intense. Some of the more competitive brands to Pal Joey are MacGregor Golf, Albany, Georgia; Dunlop in Greenville, South Carolina; Wilson from Morton Grove, Illinois; and Spalding in Chicopee, Massachusetts. All of these companies have recently offered lower pricing in order to stay competitive. During the past couple of years, as custom fitting has experienced a great growth, many large companies, such as Slazenger, Hogan, Henry-Griffitts, Zevo, to name a few, have capitalized on the custom fitting segment of the golf market. Pal Joey is able to effectively compete with these entities by offering the ability to custom make clubs designed to meet particular customer needs.

    The Pal Joey Pro Shop's main competition comes from discount golf stores in the greater Columbus, Ohio, area. There are a number of on-course pro shops within a 50 mile radius of the Pal Joey Pro Shop, but most do not stock a wide selection of equipment, nor do many offer any type of custom fitting. The Pal Joey Pro Shop maintains its position with little direct competition through prompt service, custom fitting, delivery and fair pricing.

EMPLOYEES

    The Company employs 89 people. Dynacraft includes 36 full time and 22 part time seasonal workers. Pal Joey Custom Golf includes 26 full time and no part time/seasonal employees. The Pal Joey Pro Shop has 4 full time and 1 part time employee. The Company believes that its relations with its employees are excellent. The Company's work force is not unionized.

PROPERTIES/FACILITIES

    The Company owns five commercial/industrial facilities and five single family residences on 3.36 acres in Newark, Ohio. The commercial/industrial properties include 60,745 sq. ft., broken down as follows:

Office..............................................................     25,076sq. ft.
Retail..............................................................      4,440sq. ft.
Manufacturing/Warehouse.............................................     15,550sq. ft.
Warehouse...........................................................     15,679sq. ft.
                                                                      ---------
  Total.............................................................     60,745sq. ft.
                                                                      ---------
                                                                      ---------

    All of the buildings are in close proximity. There are separate buildings for sales and customer service; marketing and administration; training, research and development; warehouse and product showroom; manufacturing, warehouse and pro shop.

    All public utilities, including water, sewer, gas, electricity and public telephone are available to the property through local utility companies. The five single family residences are rented primarily by employees and generate monthly rental income to the Company.

    In summary, the property located within the Center of the City of Newark in an area that is primarily residential in nature. It benefits from its location being in close proximity to two interstate highways, commercial development, shopping facilities and employment centers. All of the real estate is pledged as collateral on two bank loans. See Note D to the Company's Consolidated Financial Statements.

ENVIRONMENTAL

    Dynacraft has learned that an ODOT garage located adjacent to and geographically upstream from its property dumped paint, solvents, and other materials, some of which have migrated into groundwater under Dynacraft's land. Although there are no recognizable concerns or issues with current Dynacraft operations as a result of this act, Dynacraft's future ability to utilize its real estate to secure loans could be impaired until the contamination is removed. Because of this, Dynacraft is participating in Ohio's Voluntary Action Program ("VAP") and is investigating the extent of the contamination of its groundwater and reporting to the Ohio EPA. It currently appears that the migration of contamination from the ODOT property is limited in scope. Once its site assessment is complete, Dynacraft intends to request that the Ohio EPA commit that it will take "no further action" against Dynacraft, its successors and assigns, because of the residual contamination on Dynacraft's property and will consider it "clean". The Company believes that it can recover the assessment and remediation costs of its participation in VAP, and the Company intends to pursue this course of action vigorously. At present, however, the total costs of this project cannot be estimated with any degree of certainty and there is no assurance that the Company will be able to recover such costs from ODOT. If the Company is unable to recover such costs on if the migration of contaminants is greater than presently believed and the Company were to be held liable by a third party in connection with such migration, it could have a material adverse effect on the Company.

TRADEMARKS

    The Company currently owns 12 trademarks. These are set to expire at various times between 2000 and 2009. The Company currently intends to renew each such trademark prior to its expiration. Dynacraft aggressively and actively preserves its rights to all trademarked and patented material. Among the trademarked names held by the company and used on golf equipment, including club heads are:
Dynacraft-Registered Trademark-, Pal Joey-Registered Trademark-, the Pal Joey Kangaroo logo, Copperhead-Registered Trademark-, Genesis-Registered Trademark-, Accusteel-Registered Trademark-, Greyshadow-Registered Trademark-, On Line-Registered Trademark-, Outback-Registered Trademark-,
TD-1000-Registered Trademark- and Topaz-Registered Trademark-. The company also has trademarked its shaft fitting system, the Dynacraft Shaft Fitting Index
(DSFI). The Company is also under license agreement to use the following names:
Big Johnson, ESS, and Mad Dog. All of the Company's trademarks are registered as property of either Dynacraft Golf Products, Inc., or Pal Joey Custom Golf Inc. Dynacraft owns U.S. Patent #5,333,871 related to the non-fibrous injection molding process for golf iron heads.

LEGAL PROCEEDINGS

    The Company is not currently involved in any material litigation or legal proceedings other than with ODOT as described above under "Environmental" and is not aware of any material litigation or proceeding pending or threatened against it.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES; QUALIFIED SMALL BUSINESS STOCK

    A provision in the "Omnibus Budget Reconciliation Act of 1993" provides, in certain circumstances, a reduction in the capital gains tax for individuals or certain other taxpayers who purchase shares at original issue from a "qualified small business" and dispose of those shares after a holding period of at least five years. One-half of the gain (up to certain limits) on the stock is generally excluded from taxable income for regular tax purposes.

    A "qualified small business" must have not more than $50 million in gross assets at any time after August 10, 1993 through the date of issuance of the shares. In addition, at least 80% of its assets must be used "in the active conduct of one or more qualified trades or businesses" throughout the holding period. There are also limitations on the persons who may use any exclusion. We intend to submit reports to the Internal Revenue Service and to the Company's shareowners as may be required under the law for use of this exclusion, but we cannot be sure that the benefits of this provision will be available to you. We suggest you consult your own tax counsel for further details.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors are as follows:


NAME                                      AGE                  POSITION
----------------------------------------  ---   ---------------------------------------
Joseph A. Altomonte, Sr.................  73    Chairman of the Board and Director
Joseph A. Altomonte, Jr.................  40    Chief Executive Officer and Director
Jeff Jackson............................  40    President, Dynacraft, and Director
Jack Kehl...............................  56    President, Pal Joey, and Director
Duane R. Egeland........................  59    Chief Financial Officer and Director
Chris Treacy............................  52    President of Diamond Golf International
                                                  Limited and Director


    After the effective time of the Registration Statement of which this Prospect forms a part, the size of the Board of Directors will be increased to 9 and will be divided into three classes each consisting of approximately one-third of the total number of directors. On or after the date of the offering, the existing directors will fill the vacancies in the Board of Directors.

    The members of the Board of Directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers are appointed by, and serve at the pleasure of, the Board of Directors. The Company expects to add three additional Directors, who will have no affiliation with the Company, shortly following the consummation of the Offering. The following is a description of the Company's current Directors and executive officers.

    JOSEPH A. ALTOMONTE, SR.

    Mr. Joseph Altomonte, Sr., is Chairman of the Board of the Company. He founded what is now known as Dynacraft in 1980 and has acted as Chairman of the Board since that time. Mr. Altomonte presides over all of the Dynacraft entities, including Dynacraft, Pal Joey, the Pal Joey Pro Shop and Diamond/Dynacraft.

    Mr. Altomonte has been in the golf business for over 35 years, beginning in a sales position with the Faultless Golf Company. He was responsible for signing such legendary PGA Tour stars as Lee Trevino, Jerry Heard and Lee Elder to their first endorsement contracts with Faultless. Australian PGA rookie Bob Shaw and LPGA star Cynthia Sullivan were also signed by Mr. Altomonte. He became Executive Vice President of Faultless in 1971 and continued with the company during their subsequent acquisitions by Abbott Laboratories and Rawlings Sporting Goods Company.

    In 1980, Mr. Altomonte started Dynamic Golf in the basement of his home. The name of the operation was changed to Dynacraft Golf Products in 1982. As a result of his efforts, Mr. Altomonte was awarded an Honorable Mention in 1985 by Governor George Voinovich as Ohio Small Businessman of the Year.

    JOSEPH ALTOMONTE, JR.

    Joseph Altomonte, Jr., has been Chief Executive Officer of the Company since 1993. Prior to that position, Mr. Altomonte served as President of Pal Joey Golf from 1981-1992, a company he helped start in 1981.

    Mr. Altomonte was chosen in a nationwide search to be a Sales Representative for the prestigious Ernie Sabayrac Organization, better known as Izod, in 1977. Later he was Vice President of a major golf retail franchise located in Miami, Florida, from 1977-78.

    Mr. Altomonte attended Ashland College, Ohio University and The Ohio State University majoring in Political Science and Art.

    JEFF JACKSON

    Jeff Jackson has been the President since the fall of 1996. Prior to holding that position, he was Executive Vice President of Dynacraft from 1993 to 1996. He joined Dynacraft in 1991 as Product Manager. As President of Dynacraft, Mr. Jackson oversees the day-to-day operations of the all facets of the company, including product development, technical support, the Dynacraft Clubmaking Institute, as well as sales, customer service and purchasing.

    Mr. Jackson is a respected author and speaker in the golf industry. He has written two complete texts, "The Modern Guide to Clubmaking" and "Total Clubfitting." He has developed a video program of each. He is a regular contributor to many United States' golf publications, including GOLF TIPS, JUNIOR GOLF MAGAZINE, GOLF FOR WOMEN, TEE TIME GOLF, THE PROFESSIONAL CLUBMAKERS' SOCIETY JOURNAL, and to the international journals, CLUBMAKER'S DIGEST and GOLF THE SCIENTIFIC WAY. He is a frequent speaker at PGA educational seminars, the Canadian Clubmaking Symposium and at the Dynacraft Clubmaking Institute. In 1997, Mr. Jackson was named Educational Presenter for the Australian PGA.

    Mr. Jackson graduated from Western Maryland College in 1979 with a Bachelor's Degree and received his Master's Degree from Frostburg State University in 1983.

    JACK KEHL

    Jack Kehl has been President of Pal since the fall of 1996. Prior to that position, he was Vice President of Sales for Pal Joey since rejoining the Company in 1995. As President of Pal Joey, Mr. Kehl is responsible for all day-to-day operations including sales, customer service, manufacturing, accounting, and other divisions. Since rejoining Pal Joey, Mr. Kehl has been instrumental in increasing sales from $2.8 million in 1995 to $5.3 million at the close of 1996.

    Mr. Kehl has been involved in sales and marketing for over 35 years. Of those years, 32 have been in the golf and/or sporting goods fields. From 1990 to 1995, he was Vice President and Co-Manager of PGI Golf in Loudonville, Ohio, a major golf ball supplier to the industry.

    During his tenure in the golf industry, Mr. Kehl has worked with such companies as Faultless, Rawlings and Abbott Labs. He has been involved with sales team development and sales force management, promotional program development and implementation, international market development, domestic and international purchasing, product marketing strategies, advertising support, and product costing and pricing.

    Mr. Kehl attended Ashland University in Ashland, Ohio, and has completed the American Management Association's School of Marketing Program.

    DUANE R. EGELAND

    Duane R. Egeland, a CPA, is the Chief Financial Officer of the Company. He joined the Company in the fall of 1996. As CFO, Mr. Egeland coordinates all financial functions for the Dynacraft Companies, including Diamond/Dynacraft in England.

    Prior to joining the Company, Mr. Egeland was associated with the Knoll Group Management Company, concentrating on commercial real estate development and apartment management. Prior to his tenure with the Knoll Group in 1991, Mr. Egeland was a self-employed financial and business advisor to companies involved in real estate development and management in Atlanta, Georgia. During this time, he advised international investors concerning American investment opportunities. He also became registered with the National Association of Securities Dealers and the Commission as a Financial and Operational

Principal. Prior to selling it in 1986, Mr. Egeland owned a general securities firm, Harwin Securities, Inc., which did private placements. Mr. Egeland acted as a general partner of Belmont Towers Limited Partnership which owned 240 condominium units in Texas and developed townhouse units in Pensacola, Florida, and a shopping center in Nashville, Tennessee.

    Mr. Egeland was an associate of the Chicago office of the international public accounting firm of Laventahl and Horwath, becoming a partner in 1967. In 1969 he became the managing partner of the firm's Cleveland office and in 1979 assumed similar responsibilities for the Houston office. In 1981, he sold his interest back to the firm.

    CHRIS TREACY

    Chris Treacy is President of Diamond Golf International, Limited, a position he has held since Dynacraft acquired a 51% ownership in that business in 1991. As such he is responsible for all facets of the European operation, including, but not limited to, sales and customer service, advertising, purchasing, inventory management, and education.

    Prior to 1991, Mr. Treacy was owner operator of Diamond Golfworks along with his wife and son, a position he held since 1978. Immediately prior to that, Mr. Treacy was a golf course manager whose duties included operating a golf course pro shop and a green fee operation. Mr. Treacy has operated a repair stand at numerous British Open Championships and is well known to golf professionals in Europe as well as in the United States. He has done repair and custom club work for such pros as Tom Watson, Brian Barnes, and Tony Jacklin, to name a few. He introduced a teaching facility to all of Europe, specializing in teaching pros and clubmakers the craft of making and repairing all types of golf clubs. Mr. Treacy currently travels throughout Europe offering expanded versions of these instructional curricula for those interested in clubmaking.

    Mr. Treacy has authored numerous articles in European publications concerning the assembly, fitting and repair of golf clubs. He is a regular contributor to the international journal, CLUBMAKER'S DIGEST and has assisted in authoring at least two international texts, "The Modern Guide to Clubmaking" and "Total Clubfitting."

AUDIT COMMITTEE

    The Board of Directors intends to appoint an audit committee of three non-management directors. The Audit Committee's responsibilities include reviewing the results and scope of the audit and other services provided by the Company's independent accountants and all transactions between the Company and any of its officers, directors or principal stockholders.

DIRECTOR COMPENSATION

    The Company intends to compensate non-employee directors $500 per Board or committee meeting attended plus any out of pocket expenses.

                             EXECUTIVE COMPENSATION

    The following table sets forth, for the year ended December 31, 1996 compensation, including salary, bonuses and certain other compensation, paid by the Company to its Chief Executive Officer and each other executive officers whose annual compensation exceeded $100,000.

                                                                   ANNUAL
                                                                COMPENSATION
                                                              -----------------   ALL OTHER
NAME AND PRINCIPAL POSITION                                    SALARY    BONUS   COMPENSATION
------------------------------------------------------------  --------  -------  ------------
Joseph A. Altomonte, Sr. ...................................  $116,176  $38,920    --
  Chairman of the Board of Directors
  December 31, 1996

Joseph A. Altomonte, Jr. ...................................  $127,534  $38,620    --
  Chief Executive Officer
  December 31, 1996

                             PRINCIPAL SHAREHOLDERS

    The following table shows the beneficial ownership of the Company's common stock immediately prior to this offering, and as adjusted to reflect the sale of the shares being offered, for (i) each director and executive officer of the Company, (ii) each shareowner known by the Company to own beneficially 5% or more of the outstanding shares of its common stock and (iii) all directors and officers as a group for each class of capital stock of the Company. The Company believes that the beneficial owners of the common stock listed below, based on information they furnished, have sole investment and voting power over their shares.

COMMON STOCK:

DIRECTORS,                                              SHARES         PERCENTAGE OF COMMON SHARES OUTSTANDING:
EXECUTIVE OFFICERS                                    BENEFICIALLY -------------------------------------------------
AND 5% SHAREHOLDERS                                      OWNED     BEFORE OFFERING   MINIMUM SOLD     MAXIMUM SOLD
----------------------------------------------------  -----------  ---------------  ---------------  ---------------
Joseph A. Altomonte, Sr.(1)(2)......................     968,110          47.60%           41.48%           35.41%
Joseph A. Altomonte, Jr.(3)(4)......................     684,723          33.67%           29.34%           25.05%
Dynacraft Employee Stock Ownership Plan.............     380,913          18.73%           16.32%           13.93%
All directors and executive officers as a group (6
  persons)(5).......................................   1,652,833          81.27%           70.82%           60.46%

------------------------

(1) Includes 87,100 Common Shares held in the Joseph A. Altomonte, Sr. 1994 Irrevocable Trust, Ruth E. Altomonte, Trustee.

(2) Does not include, as of December 31, 1995, 11,957.2986 Common Shares issuable from the ESOP at the close of the plan year in which the ESOP Loan is repaid in full.

(3) Includes 7,800 Common Shares owned by his wife Gretchen Altomonte.

(4) Does not include, as of December 31, 1995, 10,008.9769 Common Shares issuable from the ESOP at the close of the Plan year in which the ESOP Loan is repaid in full.

(5) Does not include, as of December 31, 1995, 25,600.2474 Common Shares issuable from the ESOP at the close of the Plan year in which the ESOP Loan is repaid in full.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTION

    The owner, Chinnen Lin, of Dynamic Precision Casting Manufacturing Company, Ltd, a supplier to the Company, is also a preferred shareholder of the Company. Mr. Lin was one of the initial common shareholders of the Company. In mid 1990, when Mr. Altomonte, Sr. bought out the other initial shareholders, Mr. Lin converted his common shares to 100 shares of $1,000 par value, noncumulative Preferred Shares. Also see Note E to Notes to Consolidated Financial Statements.

    During 1994, in a series of transactions, Dynacraft issued 51,462 new Common Shares to the partners of J & J Enterprises, and acquired all the real estate previously leased to the Company by J & J Enterprises at a value, less outstanding debt, of $214,269 or $4.16 per share. J & J Enterprises was owned equally by Joseph Altomonte, Sr. and Jr.

    In June 1996, two shareholders, Joseph A. Altomonte, Sr. and Joseph A. Altomonte, Jr. each personally borrowed $250,000 from Huntington Bank. These borrowed funds were in turn loaned to the Company, to help pay off the existing line of credit, at the same terms as those of the banks, namely, monthly installments of $4,102 each which includes interest at an interest rate of 9.625% and a final payment due June 1, 2001.

    In November 1996 to help fund negative cash flow, Joseph A. Altomonte, Sr. also lent the Company $326,554, taking back three promissory notes. Interest on $200,000 is at prime plus 1%; at 7% on $90,770 and 7.2% on $35,784. All three notes are due on demand, but the shareholder has agreed not to call the notes during the year to end December 31, 1997.

    Again in January 1997 to help fund negative cash flow, Joseph A. Altomonte, Sr. lent the Company $52,500 at 8.25% interest. The principle of this note is due on demand.


    In May 1997, the Company arranged for an Irrevocable Standby Letter of Credit from Huntington National Bank for 58,000 British pounds or approximately 94,000 US dollars to be used to facilitate the acquisition of a loan for Diamond Golf International Limited from Lloyds Bank. The proceeds of the loan were used to repay Dynacraft's advance to them of $92,980 plus unpaid interest of $688 and in turn Dynacraft reduced the principal balance on its existing term note with Huntington National Bank by a like amount. The balance of the Irrevocable Standby Letter of Credit is to be reduced each three months by 1/12 of the original amount and expires in May 2000. The Letter of Credit is guaranteed by Joseph A. Altomonte, Sr. and Joseph A. Altomonte, Jr., who received no consideration for their guarantee.


    The Company believes that each of the foregoing transactions are on terms no less favorable to the Company than could be obtained from unrelated third Parties.

    All future transactions between the Company and its officers, directors and principal shareowners and their affiliates will be approved by a majority of the disinterested Directors, who do not have an interest in the transaction and who had access, at the Company's expense, to the Company's or independent legal Counsel, and will be on terms no less favorable to the Company than could be obtained from unrelated third parties.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of the Company consists of 3,500,000 Common Shares, without par value, and 100 preferred shares, par value $1000.00 per share. As of August 14, 1997, 2,033,746 Common Shares were issued and outstanding and 100 preferred shares were issued and outstanding.

COMMON SHARES

    Holders of Common Shares are entitled to one vote for each Common Share held of record on all matters presented to a vote of shareholders, including the election of directors. Holders of Common Shares have no cumulative voting rights and no preemptive rights to purchase or subscribe for any stock or other securities. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Shares. Subject to preferences that may be applicable to the outstanding preferred shares and subject to the applicable debt instruments of the Company, holders of Common Shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the affairs of the Company, holders of Common Shares are entitled to share pro rata in distribution of the assets of the Company remaining after payment or provision for payment of liabilities and the liquidation payments to holders of outstanding preferred shares. All outstanding Common Shares are, and the Common Shares offered hereby when issued and paid for will be, fully paid and nonassessable.

    Application has been made for listing the Common Shares for quotation on the Chicago Stock Exchange.

PREFERRED SHARES

    Holders of preferred shares are not entitled to any votes except as required by applicable law. Holders of preferred shares are entitled to receive cash dividends if, as and when declared by the Board of Directors of the Company. As long as any preferred shares are outstanding, no dividends shall be paid on the Common Shares until dividends have been paid on the preferred shares. The Company may, at the option of the Board of Directors, at any time, or from time to time, redeem all or any part of the preferred shares at the rate of $1,000.00 per share. In addition, if no dividends have been paid on the preferred shares for a period of more than two years, the holders of the preferred shares shall have the right to require the Company to redeem such shares in whole or in part. The Company has not paid any dividends since inception and does not intend to pay any dividends in the foreseeable future. Therefore, as of the date hereof, holders of the preferred shares may seek to have the Company redeem all, or any part, of the preferred shares at any time, or from time to time.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Shares will be Fifth Third Trust.

ESOP

    The Company's ESOP was established to encourage stock ownership among the Company's employees pursuant to the Employees Stock Ownership Plan and Trust Agreement, date as of January 30, 1991, to be effective as of January 1, 1991, by and between Dynacraft, Pal Joey and The Huntington Trust Co., N.A. Employees of Dynacraft and Pal Joey are eligible to participate in the ESOP following six months of service with the Company. Each year, the Company may make an annual contribution to the ESOP in the form of cash or Common Shares, although such contribution is not mandatory. Participants in the ESOP have the right to instruct the Trustee of the ESOP, confidentially, how to vote such participants' Common Shares in the ESOP on certain corporate matters affecting the Company.

    Common Shares in the ESOP are subject to vesting requirements, and non-vested Common Shares may be forfeited if a participant terminates employment with Dynacraft and Pal Joey prior to normal retirement age, death or total disability.

    If Common Shares are distributed to ESOP participants, such participants may either keep such shares or may direct the Company to purchase them at their fair market value, such payments to be made in substantially equal annual payments over a period not exceeding five years.

    The Company does not plan to distribute vested Common Shares from the ESOP in connection with this offering.

ANTI-TAKEOVER EFFECTS OF AMENDED AND RESTATED ARTICLES OF INCORPORATION, CODE OF
  REGULATIONS AND THE OHIO GENERAL CORPORATION LAW

    Certain provisions of the Amended and Restated Articles of Incorporation and Code of Regulations of the Company and of the Ohio GCL summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

CLASSIFIED BOARD OF DIRECTORS

    The Company's Code of Regulations provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Moreover, the Code of Regulations provides that the shareholders may remove a Director only for cause. This provision, when coupled with ability of the Board of Directors to fill vacant directorships, will preclude a shareholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

NO SHAREHOLDER ACTION BY WRITTEN CONSENT

    Section 1701.54 of the Ohio GCL requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that, pursuant to
Section 1701.11, the code of regulations may be amended by an action by written consent of holders of shares entitling them to exercise two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. The Company's Code of Regulations provides that, upon the closing of this offering, no action to amend the Code of Regulations may be taken by a written consent of shareholders without a meeting. This provision may have the effect of delaying, deferring or preventing a tender offer or takeover attempt that a shareholder might consider in its best interest.

SUPERMAJORITY VOTING PROVISIONS

    The Code of Regulations provides that the provisions relating to the elimination of shareholder action by written consent to amend the Code of Regulations, indemnification of directors and supermajority voting may not be repealed or amended in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying or permitting the circumvention of such provisions, without the vote of the holders of not less than 66 2/3% of the total voting power of the Company.

ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

    The Code of Regulations provides that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. The Code of Regulations also specifies certain requirements for a shareholder's notice to be in proper written form. These provisions may preclude some shareholders from bringing matters before the shareholders at an annual or special meeting or from making nominations for directors at an annual or special meeting; provided that nothing in such provisions shall prevent any shareholder from submitting a shareholder proposal in compliance with Rule 14a-8 of the Exchange Act.

                       SHARES ELIGIBLE FOR FUTURE RESALE

    Upon completion of this offering, the Company will have 2,733,746 shares outstanding at the Maximum (or 2,333,746 shares at the Minimum). The 700,000 Common Shares (at the maximum) or 300,000 Common Shares (at the minimum) sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. The remaining 2,033,746 outstanding Common Shares held by current shareholders constitute either "restricted securities", within the meaning of Rule 144, or securities held by affiliates and will only be eligible for sale in the open market after this offering subject to the applicable requirements of Rule 144. Sales of outstanding Common Shares to residents of certain states or jurisdictions may only be effected pursuant to a registration in or applicable exemption from the registration provisions of the securities laws of those states or jurisdictions.

    In general, under Rule 144, as currently in effect, if a period of at least one year has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate, then the holder of such restricted securities (including an affiliate) is entitled to sell a number of Common Shares within any three-month period that does not exceed the greater of (1) one percent of the then outstanding Common Shares or (ii) the average weekly reported volume of trading of the Common Shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates also must sell Common Shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the two-year holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the Common Shares immediately without regard to the volume limitations and other conditions described above.

    Joseph A. Altomonte, Sr., Joseph A. Altomonte, Jr. and the Dynacraft Employee Stock Ownership Plan, will own the following number of shares after the offering:

                                                                               PERCENTAGE
                                                              COMMON    ------------------------
                                                              SHARES      MINIMUM      MAXIMUM
                                                            ----------  -----------  -----------
Joseph A. Altomonte, Sr...................................     881,010       37.75%       32.23%
Joseph A. Altomonte, Jr...................................     676,923       29.01%       24.76%
Dynacraft Employee Stock Ownership Plan...................     380,913       16.32%       13.93%
                                                            ----------       -----        -----
                                                             1,938,846       83.08%       70.92%

Total Common Shares after the offering to be outstanding
    Minimum...............................................   2,333,746         100%
    Maximum...............................................   2,733,746                      100%

Each of them, Joseph A. Altomonte, Sr., Joseph A. Altomonte, Jr., and the Dynacraft Employees Stock Ownership Plan, have stated that they have no current intention of selling any of their shares in the public market for two years after the date of this Prospectus.

    Sales of substantial amounts of Common Shares in the public market could occur, could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through an offering of its equity securities.

    The post-offering fair value of the Company's Common Shares, whether or not any secondary trading market develops, is variable and may be impacted by the business and financial condition of the Company, as well as factors beyond the Company's control. The price may also vary due to economic conditions and forecasts and general conditions in the retail and wholesale golf equipment industry.

    The Company's shares have been approved for listing on the Chicago Stock Exchange, but that does not necessarily mean that an active trading market will develop or be sustained. The post-offering fair value of the Company's common stock, whether or not any secondary trading market develops, is variable and may be impacted by the business and financial condition of the Company, as well as factors beyond the Company's control. The price may also vary due to economic conditions and forecasts and general conditions in the retail and wholesale golf equipment industry.

                              PLAN OF DISTRIBUTION

GENERAL

    Following the declaration of the registration statement of which this Prospectus is a part effective by the Commission, announcements of this offering will be communicated to selected persons who are customers or have other relationships with the Company or its officers and who reside in certain states. A copy of this Prospectus will be delivered to those who request it, together with the Subscription Agreement. All Common Shares will be sold at the public offering price of $5.00 per share and a minimum purchase of 100 shares is required.

    The Company will only effect offers and sales of shares through its designated sales representative Howard Van Huffel, who also serves as the Company's Credit Manager. Only Howard Van Huffel will sign Subscription Agreements on behalf of the Company and will be the only individual who will conduct activities that involve making oral solicitations or approval of written communications. Howard Van Huffel will not receive, directly or indirectly, any commissions or other remuneration based either directly or indirectly on transactions in securities.

DETERMINATION OF OFFERING PRICE


    Prior to this offering there has been no market for the Common Shares of the Company. The public offering price has been determined by the Company's Board of Directors. Among factors considered in determining the public offering price were the Company's results of operations, the Company's current financial condition, its future prospects, the state of the markets for its products, the experience of management, the economics of the industry in general and the demand for similar securities of companies considered comparable to the Company.


ESCROW OF MINIMUM PROCEEDS

    This offering is being made directly by the Company on a "Minimum/Maximum" basis subject to subscription and payment for not less than 300,000 shares (the "Minimum") and not more than 700,000 shares (the "Maximum"). See "How We Intend to use the Funds From this Offering." All subscription payments will be deposited into an escrow account at The Huntington National Bank, N.A If the Minimum is not obtained within six months after the date of this Prospectus, all proceeds deposited in the escrow account will be promptly refunded in full, with interest, but without any deduction for expenses.

    If the Minimum amount is raised, no interest will be paid to subscribers, and any interest earned during the escrow period will be paid to the Company. All funds held in the escrow account will be invested in an interest bearing account. Upon raising the Minimum amount, the escrow shall be terminated, subscribers will become shareowners and all additional proceeds from the sale of shares will go directly to the Company.

    During the Escrow Period, all subscription payments for shares must be delivered with a completed Subscription Agreement to the Escrow Agent. A written confirmation along with a copy of a Share Purchase Agreement will be mailed by the Company to each subscriber or purchaser until such time as the funds are released from the escrow account to the Company. Until such time purchasers will be deemed subscribers and not security holders of the Company. During the Escrow Period, subscribers will have no right to return of their payment.


    If the Minimum has been fully subscribed on or before May 31, 1998, the Company will continue to offer the shares, not subject to payment for any further minimum amount, but not for more than a total of 700,000 Common Shares. This offering shall be terminated upon the earlier of the following: the sale of the Maximum amount, twelve months after the date of this Prospectus or the date on which the Company decides to close the offering. The Company reserves the right to reject any subscription or share purchase agreement in full or in part and to terminate the offering at any time prior the sale of 700,000 Common Shares.


                                    EXPERTS

    The Consolidated Financial Statements of the Company as of and for the years ended December 31, 1995 and December 31, 1996, audited by Wilson, Shannon & Snow, independent auditors, have been included in this Prospectus in reliance upon their report appearing elsewhere herein.

                                 LEGAL MATTERS

    The validity of the Common Shares offered hereby will be passed upon for the Company by Vorys, Sater, Seymour and Pease, Columbus, Ohio.

                             ADDITIONAL INFORMATION

    A Registration Statement on Form SB-2, including amendments thereto, relating to the Common Shares offered hereby has been filed with the Securities and Exchange Commission. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. All such statements, however, describe in all material respects the contents of such contracts or documents. For further information with respect to the Company and the shares offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the Northeast Regional Office located at 7 World Trade Center, 13th Floor, New York, New York, 10048, and the Midwest Regional Office located at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and copies of all or any part thereof may be obtained from the Public Reference Branch of the Commission upon the payment of certain fees prescribed by the Commission. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountant..........................................  F-1

Consolidated Balance Sheet................................................  F-2

Consolidated Statements of Operations.....................................  F-4

Consolidated Statement of Stockholders' Equity............................  F-5

Consolidated Statements of Cash Flows.....................................  F-6

Notes to Consolidated Financial Statements................................  F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors

Dynacraft Golf Products, Inc. and Subsidiary

    We have audited the accompanying consolidated balance sheets of Dynacraft Golf Products, Inc. (an Ohio corporation) and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynacraft Golf Products, Inc. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

    As described in Note L to the financial statements, the Company changed its method for valuing inventory from lower of average cost or market to lower of absorption costing or market.

                                          /s/ Wilson, Shannon & Snow, Inc.

Newark, Ohio
March 5, 1997

Except for Note N, as to
which the date is August 29, 1997

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS


                                                                                    DECEMBER 31
                                                                               ----------------------
                                                                AUGUST 31,
                                                                   1997           1996        1995
                                                              --------------   ----------  ----------
                                                               (UNAUDITED)
CURRENT ASSETS
  Cash......................................................    $  206,203     $  297,192  $        0
  Accounts and notes receivable
    Trade--net of allowance for doubtful accounts of $55,683
      in 1997, $75,868 in 1996 and $24,439 in 1995..........     1,871,821      1,363,445   1,097,628
    Notes receivable--current portion.......................             0          1,408      11,585
    Stockholders and employees..............................       147,258         52,889      49,635
    Diamond Golf............................................           424         96,125           0
    Other...................................................        41,040         21,117      63,641
    Refundable income taxes.................................             0         46,281     277,468
  Inventories
    Raw material............................................     1,101,368      1,262,855     860,923
    Finished goods..........................................     2,571,978      2,362,138   2,493,720
  Prepaid expenses..........................................       416,569        331,483     174,114
                                                              --------------   ----------  ----------
        Total current assets................................     6,356,661      5,834,933   5,028,714

PROPERTY AND EQUIPMENT--AT COST
  Buildings and improvements................................     1,961,576      1,961,576   1,926,812
  Equipment, furniture and fixtures.........................     1,317,800      1,290,786   1,254,550
  Vehicles..................................................        13,084         25,318      25,318
                                                              --------------   ----------  ----------
                                                                 3,292,460      3,277,680   3,206,680
    Less accumulated depreciation...........................     1,910,802      1,821,584   1,673,124
                                                              --------------   ----------  ----------
                                                                 1,381,658      1,456,096   1,533,556
  Land......................................................        73,220         73,220      73,220
                                                              --------------   ----------  ----------
                                                                 1,454,878      1,529,316   1,606,776

OTHER ASSETS
  Investment in Diamond Golf................................       256,152        214,892     196,263
  Other assets..............................................         2,453          2,453       2,453
  Notes receivable, less current portion....................             0              0       1,409
  Loan acquisition costs--net...............................        16,121         17,964           0
                                                              --------------   ----------  ----------
                                                                   274,726        235,309     200,125
                                                              --------------   ----------  ----------
                                                                $8,086,265     $7,599,558  $6,835,615
                                                              --------------   ----------  ----------
                                                              --------------   ----------  ----------


         The accompanying notes are an integral part of this statement.

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                    DECEMBER 31
                                                                               ----------------------
                                                                AUGUST 31,
                                                                   1997           1996        1995
                                                              --------------   ----------  ----------
                                                               (UNAUDITED)
CURRENT LIABILITIES
  Book overdrafts...........................................    $        0     $        0  $  100,024
  Lines of credit payable...................................             0              0   2,260,315
  Current maturities of long-term debt......................       410,816        515,134     252,999
  Current maturities of capital leases......................        25,007         47,484      35,838
  Accounts payable
    Trade...................................................     2,816,882      2,876,415   1,511,268
    Amounts withheld from employees.........................        11,234         17,510      12,479
  Accrued liabilities
    Salaries, wages and commissions.........................       232,812         30,701      19,241
    Interest................................................             0         13,040      13,500
    Property, payroll and other taxes.......................        20,982         43,410      28,474
  Unearned revenue..........................................        55,090         54,713      33,469
  Income taxes..............................................             0              0      42,911
                                                              --------------   ----------  ----------
        Total current liabilities...........................     3,572,823      3,598,407   4,310,518

LONG-TERM DEBT
  Notes payable, net of current maturities..................     2,507,314      2,808,915     951,965
  Capital lease obligations, net of current maturities......        19,451         27,776      66,257
                                                              --------------   ----------  ----------
        Total long-term debt................................     2,526,765      2,836,691   1,018,222
                                                              --------------   ----------  ----------
        Total Liabilities...................................     6,099,588      6,435,098   5,328,740
OBLIGATION TO REPURCHASE STOCK
  Preferred stock...........................................       100,000        100,000     100,000
  ESOP stock................................................       608,569       (325,907)   (470,610)

STOCKHOLDERS' EQUITY
  Common stock..............................................           500            500         500
  Additional paid-in capital................................       229,295        229,295     229,295
  Retained earnings.........................................     2,191,052      1,472,921   1,971,466
  Repurchase obligation--ESOP...............................    (1,142,739)      (312,349)   (323,776)
                                                              --------------   ----------  ----------
                                                                 1,278,108      1,390,367   1,877,485
                                                              --------------   ----------  ----------
                                                                $8,086,265     $7,599,558  $6,835,615
                                                              --------------   ----------  ----------
                                                              --------------   ----------  ----------


         The accompanying notes are an integral part of this statement.

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                              EIGHT MONTHS ENDED
                                                  AUGUST 31         YEAR ENDED DECEMBER 31
                                            ----------------------  ----------------------
                                               1997        1996        1996        1995
                                            ----------  ----------  ----------  ----------
                                                 (UNAUDITED)
Sales.....................................  $15,506,910 $14,725,869 $18,898,498 $18,963,572
Cost of goods sold........................  11,035,106  10,710,444  13,649,567  13,452,544
                                            ----------  ----------  ----------  ----------
    Gross profit..........................   4,471,804   4,015,425   5,248,931   5,511,028
Other Operating Revenue...................     149,552     318,402     399,367     487,653
Selling and administrative expenses.......  (3,824,926) (4,022,702) (6,059,312) (5,747,157)
                                            ----------  ----------  ----------  ----------
    Operating Profit (loss)...............     796,430     311,125    (411,014)    251,524
Other income or (deductions)
  Interest income.........................      26,664      24,643      33,514      17,633
  Interest expense........................    (151,219)   (192,006)   (270,586)   (318,206)
  Gain on sale of fixed assets............       4,996       1,733       1,954      22,829
  Equity in net earnings of Diamond
    Golf..................................      41,260           0      18,629      12,098
                                            ----------  ----------  ----------  ----------
                                               (78,299)   (165,630)   (216,489)   (265,646)
                                            ----------  ----------  ----------  ----------
    Profit (Loss) before income taxes and
      cumulative effect of a change in
      accounting principle................     718,131     145,495    (627,503)    (14,122)
Income taxes--currently refundable........           0           0      23,147     285,598
                                            ----------  ----------  ----------  ----------
    Net earnings (loss) before cumulative
      effect of a change in accounting
      principle...........................     718,131     145,495    (604,356)    271,476
Cumulative effect on prior years of an
  accounting change.......................           0           0     105,811           0
                                            ----------  ----------  ----------  ----------
    NET EARNINGS (LOSS)...................  $  718,131  $  145,495  $ (498,545) $  271,476
                                            ----------  ----------  ----------  ----------
                                            ----------  ----------  ----------  ----------
Earnings (loss) per common share before
  cumulative effect of a change in
  accounting principle....................  $      .35  $      .07  $     (.30) $      .14
Earnings per common share on cumulative
  effect on prior years of an accounting
  change..................................           0           0         .06           0
                                            ----------  ----------  ----------  ----------
Net earnings (loss) per common share......  $      .35  $      .07  $     (.24) $      .14
                                            ----------  ----------  ----------  ----------
                                            ----------  ----------  ----------  ----------


         The accompanying notes are an integral part of this statement.

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                        COMMON STOCK
                                                                  ------------------------  ADDITIONAL
                                                                    SHARES                    PAID-IN      RETAINED
                                                                  OUTSTANDING    AMOUNT       CAPITAL      EARNINGS
                                                                  -----------  -----------  -----------  ------------
Balance at December 31, 1994....................................   2,033,746    $     500    $ 229,295   $  1,699,990
Net earnings....................................................           0            0            0        271,476
                                                                  -----------       -----   -----------  ------------
Balance at December 31, 1995....................................   2,033,746          500      229,295      1,971,466
Net (loss)......................................................           0            0            0       (498,545)
                                                                  -----------       -----   -----------  ------------
Balance at December 31, 1996....................................   2,033,746          500      229,295   $  1,472,921
Net Earnings....................................................      --           --           --       $    718,131
Balance at August 31, 1997 (unaudited)..........................   2,033,746    $     500    $ 229,295   $  2,191,052
                                                                  -----------       -----   -----------  ------------
                                                                  -----------       -----   -----------  ------------


         The accompanying notes are an integral part of this statement.

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  EIGHT MONTHS ENDED
                                                                      AUGUST 31          YEAR ENDED DECEMBER 31
                                                               ------------------------  -----------------------
                                                                  1997         1996         1996         1995
                                                               -----------  -----------  -----------  ----------
                                                                     (UNAUDITED)
Cash flows from operating activities
  Net earnings (loss) for the year...........................  $   718,131  $   145,495  $  (498,545) $  271,476
  Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities
    Depreciation and amortization............................      100,422      113,156      173,533     202,286
    (Gain) on sale of fixed assets...........................       (4,996)      (1,733)      (1,954)    (22,829)
    Equity in net (earnings) of Diamond Golf.................      (41,260)           0      (18,629)    (12,098)
  Changes in assets and liabilities
    Accounts and notes receivable............................     (480,684)    (341,879)       1,495    (699,337)
    Inventories..............................................      (48,353)    (342,675)    (270,350)   (194,250)
    Prepaid expenses.........................................      (85,086)    (226,897)    (157,369)     60,737
    Other assets.............................................            0       (1,010)     (19,346)     (1,143)
    Book overdrafts..........................................            0       29,664     (100,024)   (263,697)
    Accounts payable.........................................      (65,809)     701,695    1,370,178     538,076
    Accrued liabilities......................................      166,643       44,419       25,936       4,936
    Unearned revenue.........................................          377      119,454       21,244       7,483
    Income taxes.............................................            0      (31,711)     (42,911)    (30,589)
                                                               -----------  -----------  -----------  ----------
      Net cash provided by operating activities..............      259,385      207,978      483,258    (138,949)

Cash flows from investing activities
  Proceeds from sale of fixed assets.........................        7,867        1,277        2,100      22,829
  Purchases of fixed assets..................................      (27,014)     (69,534)     (83,813)    (76,330)
  Payments received on note receivable.......................        1,408        8,289       18,586      10,183
                                                               -----------  -----------  -----------  ----------
      Net cash provided by (used in) investing activities....      (17,739)     (59,968)     (63,127)    (43,318)

Cash flows from financing activities
  Lines of credit payable--net...............................            0   (2,260,315)  (2,260,315)    510,315
  Principal payments on long-term debt.......................     (458,419)    (339,531)    (567,787)   (432,444)
  Principal payments on capital leases.......................      (30,802)     (20,427)     (37,859)    (51,733)
  Principal payments on note payable guarantee--ESOP.........      104,086      111,948      156,130     156,129
  Proceeds from issuance of long-term debt...................       52,500    2,360,315    2,586,892           0
                                                               -----------  -----------  -----------  ----------
    Net cash (used in) provided by financing activities......     (332,635)    (148,010)    (122,939)    182,267
                                                               -----------  -----------  -----------  ----------
Net (decrease) increase in cash..............................      (90,989)           0      297,192           0
Cash at beginning of Period..................................      297,192            0            0           0
                                                               -----------  -----------  -----------  ----------
Cash at end of Period........................................  $   206,203  $         0  $   297,192  $        0
                                                               -----------  -----------  -----------  ----------
                                                               -----------  -----------  -----------  ----------

Supplemental Cash Flow Disclosures
Cash paid (refunded) during the year for:
  Interest...................................................                            $   271,046  $  304,706
                                                                                         -----------  ----------
                                                                                         -----------  ----------
  Income taxes...............................................                            $  (211,423) $   24,607
                                                                                         -----------  ----------
                                                                                         -----------  ----------
Supplemental Schedule of Noncash Financing Activities
  Equipment acquired by capital lease agreement..............                            $    11,025  $        0
                                                                                         -----------  ----------
                                                                                         -----------  ----------
Advance to Diamond Golf paid from proceeds from issuance of
  long-term debt.............................................                            $    99,980  $        0
                                                                                         -----------  ----------
                                                                                         -----------  ----------


         The accompanying notes are an integral part of this statement.

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--ORGANIZATION AND ACCOUNTING POLICIES

    Dynacraft Golf Products, Inc. (the Company) is a supplier of component golf club equipment (golf clubheads, shafts, grips and other accessory golf products) to clubmakers through its catalog and showroom. The Subsidiary, Pal Joey Custom Golf, Inc., is a wholesaler of finished golf clubs to golf distributors for resale. Through its Pro Shop Division it is a retailer of golf equipment, attire and accessories.

    CONSOLIDATION

    The consolidated financial statements include the accounts of Dynacraft Golf Products, Inc. and its wholly-owned subsidiary, Pal Joey Custom Golf, Inc. Pal Joey Custom Golf, Inc. includes the accounts of its wholly-owned subsidiary Dynacraft Real Estate Holdings, Inc. All significant intercompany transactions have been eliminated.

    CASH EQUIVALENTS

    For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 1996 and 1995.

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

    INVENTORIES

    Inventory consists primarily of golf clubs, golf clubheads, shafts, grips, golf attire and accessories valued at the lower of absorption costing or market which approximates the first-in, first-out (FIFO) method.

    ADVERTISING COSTS

    The Company's policy is to expense advertising costs as incurred, except for catalog expenses which are capitalized and amortized over their expected period of future benefits, twelve months.

    At December 31, 1996, $180,494 of advertising costs were reported as prepaid assets and $82,882 at December 31, 1995. Advertising expense was $287,016 and $438,069 for the years ended December 31, 1996 and 1995, respectively.

    REVENUE RECOGNITION

    Revenue is recognized when orders are shipped.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the December 31, 1995 financial statements to conform with the December 31, 1996 financial statement presentation. Such reclassifications have had no effect on net income as previously reported.

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

NOTE A--ORGANIZATION AND ACCOUNTING POLICIES (CONTINUED)
    PROPERTY AND EQUIPMENT

    Major improvements and additions to property and equipment are charged to the property accounts while replacements, maintenance and repairs which do not improve or extend the life of the assets are expensed currently.

    Upon the sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the respective accounts.

    DEPRECIATION

    Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated services lives, principally on the declining-balance method.

    ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    INCOME TAXES

    The Company provides for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, ACCOUNTING FOR INCOME TAXES, which requires the use of the asset and liability approach of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

    SIGNIFICANT CUSTOMERS

    One group of customers represented in excess of 16% of consolidated sales in the year ended December 31, 1996. There was no one customer considered significant in the year ended December 31, 1995.

NOTE B--ACCUMULATED DEPRECIATION

    A summary of the accumulated depreciation, including methods and lives, was as follows at December 31:

                                                                               LIVES
CLASSIFICATION                                                METHOD          (YEARS)       1996          1995
-----------------------------------------------------  --------------------  ---------  ------------  ------------
Buildings and improvements...........................  Straight-line           10 - 31  $    713,575  $    637,690
Equipment, furniture and fixtures....................  Straight-line and        5 -  7     1,089,120     1,020,831
                                                       declining-balance
Vehicles.............................................  Declining-balance        5 - 10        18,889        14,603
                                                                                        ------------  ------------
                                                                                        $  1,821,584  $  1,673,124
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

NOTE C--LEASE OBLIGATIONS

    The Company leases equipment under various operating leases expiring in 1997 -1999 and also leases equipment on a short-term basis as needed. Total rent expense for the years ended December 31, 1996 and 1995 was $15,905 and $15,783, respectively.

    The Company is leasing computer and other equipment under capital lease agreements. These assets are recorded as equipment on the balance sheet.

Equipment.........................................................  $ 364,913
Accumulated depreciation..........................................    329,866
                                                                    ---------
                                                                    $  35,047
                                                                    ---------
                                                                    ---------

    Future minimum lease payments under capital leases, together with the present value of the minimum lease payments as of December 31, 1996, were as follows:

YEAR                                                                                  AMOUNT
-----------------------------------------------------------------------------------  ---------
1997...............................................................................  $  55,876
1998...............................................................................     15,216
1999...............................................................................     13,315
2000...............................................................................      2,854
                                                                                     ---------
                                                                                        87,261
Less: Amounts representing interest................................................     12,001
                                                                                     ---------
Present value of net lease payments................................................     75,260
Current portion....................................................................     47,484
                                                                                     ---------
Long-term portion..................................................................  $  27,776
                                                                                     ---------
                                                                                     ---------

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

NOTE D--LONG-TERM DEBT

    Long-term debt consisted of the following at December 31:

                                                                                            1996          1995
                                                                                        ------------  ------------
Note payable to a bank in 60 monthly principal and interest payments of $243 at an
  interest rate of 7.11% collateralized by a truck. Final payment due May 16, 1998....  $      3,916  $      6,454
ESOP note payable to a bank due in monthly installments of $13,011 plus interest at prime plus 2.50% (currently 10.75%). The monthly installment increases to $20,872 on
  April 31, 1998. Final payment due January 31, 2000. Collateralized by inventory,
  equipment, accounts receivable and real estate......................................       638,256       794,386
Note payable to a bank due in monthly installments of $5,833 plus interest at prime
  plus 1%.............................................................................       --            111,252
Note payable to a bank due in monthly installments of $7,861 plus interest at prime plus 1% (currently 9.25%). Final payment due March 30, 1998. The note is
  collateralized by property and equipment............................................       106,701       292,872
Note payable to a bank in monthly installments of $29,344. Interest is at the U.S.
  Treasury constant maturities rate (currently 8.375%). Final payment due June 20,
  2003 collateralized by cash, accounts receivable inventory, intangibles, equipment,
  and real estate.....................................................................     1,781,808       --
Subordinated note payable to a stockholder in monthly installments of $4,102 which
  includes interest at an interest rate of 9.625%. Final payment due June 1, 2001.....       233,407       --
Subordinated note payable to a stockholder in monthly installments of $4,102 which
  includes interest at an interest rate of 9.625%. Final payment due June 1, 2001.....       233,407       --
Note payable to a stockholder on demand. Interest is at prime plus 1% (currently
  9.25%). The stockholder has agreed not to call the note during the year to end
  December 31, 1997...................................................................       200,000       --
Note payable to a stockholder on demand. Interest is at 7.20%. The stockholder has
  agreed not to call the note during the year to end December 31, 1997................        35,784       --
Note payable to a stockholder on demand. Interest is at 7.00%. The stockholder has
  agreed not to call the note during the year to end December 31, 1997................        90,770       --
                                                                                        ------------  ------------
                                                                                           3,324,049     1,204,964
    Less current maturities...........................................................       515,134       252,999
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Long-term portion.....................................................................  $  2,808,915  $    951,965
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

NOTE D--LONG-TERM DEBT (CONTINUED)
    As of December 31, 1996, long-term debt matures as follows:

YEAR                                                                                 AMOUNT
--------------------------------------------------------------------------------  ------------
1997............................................................................  $    515,134
1998............................................................................       857,305
1999............................................................................       566,871
2000............................................................................       349,647
2001............................................................................       507,888
Thereafter......................................................................       527,204
                                                                                  ------------
                                                                                  $  3,324,049
                                                                                  ------------
                                                                                  ------------

    At December 31, 1995 the Company had two revolving line of credit agreements with a bank with interest at prime plus 2.50%. Both lines expired on July 1, 1995. The bank continued to honor the old agreements while new agreements were negotiated. Under the first agreement, the Company had a $1,800,000 line of credit of which $1,621,530 was outstanding at December 31, 1995. Under the second agreement, the Company had a $650,000 line of credit of which $638,785 was outstanding at December 31, 1995. The lines of credit were refinanced with long-term debt during 1996.

NOTE E--RELATED PARTY TRANSACTIONS

    The Company is related to Dynamic Precision Casting Manufacturing Company, Ltd. (Dynamic), since one of the Company's preferred stockholders is also a stockholder in Dynamic. During the years ended December 31, 1996 and 1995, the Company purchased products from Dynamic totaling $2,335,155 and $2,604,678 respectively. At December 31, 1996 and 1995 the Company had accounts payable to Dynamic of $838,167 and $295,891, respectively.

    The Company paid $1,000 in consulting fees to stockholders during 1995.

    The Company has advances of $52,889 and $49,635 to stockholders and employees at December 31, 1996 and 1995, respectively, which are receivable upon demand.

NOTE F--STOCKHOLDERS' EQUITY

    At December 31, 1996, the Company had 2,533,700 common shares authorized without par value with 2,033,746 shares issued and outstanding, of which 380,913 are shares in the Company's ESOP. In addition, the Company has 100 shares authorized, issued and outstanding of Class A preferred stock with a par value of $1,000 per share noncumulative and a liquidating preference of $1,000 per share. The Company is obligated to redeem these shares upon demand of the stockholder. Because of this obligation these shares have been classified outside of permanent equity.

NOTE G--PROFIT SHARING PLAN

    The Company has a 401(k) profit sharing plan. All employees are eligible to participate on January 1 or July 1 following six months of service. The Company currently matches 25% of the employee contributions to the plan. Contributions were $33,022 and $46,069 for the years ended December 31, 1996 and 1995, respectively.

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

NOTE H--EMPLOYEE STOCK OWNERSHIP PLAN

    On January 1, 1991, the Company established an employee stock ownership plan
(ESOP) for purposes of assisting employees who retire.


    Under the plan, a stockholder sold to the ESOP 380,913 shares of common stock for $1,500,000 during 1991. The purchase price was based upon an appraisal performed by an independent appraiser. In order to have the funds available to acquire the Dynacraft Golf Products, Inc. stock, the Company borrowed $1,500,000 from a bank and loaned it to the ESOP (see Note D).


    The recording of the note payable amount is offset by a corresponding reduction of stockholders' equity. Both amounts are reduced by principal payments made during the year. At
December 31, 1996 and 1995, the outstanding principal balance was $638,256 and $794,386, respectively.

    Contributions to the plan are at the discretion of management but may not exceed 15% of total compensation paid or accrued: compensation includes regular and overtime wages, salary, bonuses, commissions, and amounts deferred under a salary reduction agreement. Compensation is limited to amounts established in IRC section 415(d).

    Under the ESOP agreement, each employee who has completed six months of service may participate in the plan. Participating employees of the Company are able to acquire shares of the Company stock allocated to them based on their annual compensation. The shares are held by a trustee and allocated to the employees based on principal payments made by the Company on the outstanding loan.

    All Company stock held by the ESOP is included in the earnings per share calculation. The payment of dividends is restricted by current loan covenants.

    The total amounts contributed to the ESOP for the years ended December 31, 1996 and 1995, were $229,449 and $246,507, respectively, with $156,132 representing the principal portions which were allocated to the participants' accounts.


    The following summarizes the ESOP shares at December 31:


                                                                            1996       1995
                                                                          ---------  ---------
Committed to be released................................................    380,913    380,913
Released................................................................    243,874    179,185
Suspended...............................................................    137,039    201,728


    The Company is obligated to repurchase and has a first offer requirement for those shares issued to employees by the ESOP unless the Company's shares become publicly traded, then the first offer requirement does not apply. Due to this repurchase obligation, the fair market value of the ESOP Shares along with the related debt is classified outside of the permanent equity. The obligation to repurchase ESOP Shares will vary depending on fair market value of the shares. As the fair market value increases, additional amounts will be reclassified out of stockholders' equity and increase the obligation to repurchase shares. Conversely, as the fair market value decreases, the obligation to repurchase will also decrease. The values of the ESOP Shares for the years ended December 31, 1996 and 1995 are $.82 and $.85 per share and are based upon the fair market value as determined by an independent appraiser.

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

NOTE H--EMPLOYEE STOCK OWNERSHIP PLAN (CONTINUED)

    The balance of the ESOP Shares classified out of permanent equity consisted of the following at December 31:



                                                                         1996         1995
                                                                      -----------  -----------
Fair market value of the ESOP Shares repurchase obligation..........  $   312,349  $   323,776
Less: Debt related to the acquisition of the ESOP Shares............      638,256      794,386
                                                                      -----------  -----------
                                                                      $  (325,907) $  (470,610)
                                                                      -----------  -----------
                                                                      -----------  -----------


NOTE I--INVESTMENT IN FOREIGN COMPANY

    The Company has a 51% (32,845 shares) ownership interest in Diamond Golf International Limited (Diamond Golf). Diamond Golf is a limited company under English law in Great Britain, which engages in the sale of golf club components and other golfing-related items throughout the countries of the European Economic Community.


    The Company's investment in Diamond Golf is accounted for under the equity method. The Company's investment was $214,892 and $196,263 at December 31, 1996 and 1995, respectively. The Company's equity in the gain of Diamond Golf International Limited was $18,629 and $12,098 for the years ended December 31, 1996 and 1995, respectively. Diamond Golf had total assets of $410,851 and total liabilities of $380,037 at December 31, 1996. Net income for the year ended December 31, 1996 was $36,527. The lack of the consolidation of Diamond Golf does not materially impact the Company's financial statements.


    During the years ended December 31, 1996 and 1995, the Company sold $275,973 and $295,628, respectively, of products to Diamond Golf. As of December 31, 1996 and 1995, the Company had accounts receivable from Diamond Golf International Limited in the amount of $96,125 and none, respectively.

NOTE J--INCOME TAXES

    Deferred income taxes reflect the impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as determined by tax regulations. These temporary differences are determined in accordance with SFAS No. 109.

    The components of deferred taxes at December 31 are as follows:

                                                                         1996         1995
                                                                      -----------  -----------
Inventories.........................................................  $    60,000  $    76,200
Bad debt............................................................       30,300        9,800
Net operating loss carryforwards....................................      275,700       88,600
Contribution carryforwards..........................................       15,000       15,000
Officer wages.......................................................        1,800        2,200
Depreciation........................................................         (700)         900
                                                                      -----------  -----------
  Total deferred tax assets.........................................      382,100      192,700
  Less valuation allowance..........................................     (382,100)    (192,700)
                                                                      -----------  -----------
  Net deferred income taxes.........................................  $   --       $   --
                                                                      -----------  -----------
                                                                      -----------  -----------

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

NOTE J--INCOME TAXES (CONTINUED)
    Due to the uncertainty surrounding the realization of these favorable tax attributes in future tax returns, all of the net deferred tax assets have been fully offset by a valuation allowance.

    Operating loss carryforwards expire as follows: $156,003 in 2005 and $533,148 in 2011. Charitable contribution carryforwards expire as follows:
$13,742 in 1998, $19,244 in 1999 and $4,610 in 2000.

    The principal items accounting for the difference in expected tax expense on income before income taxes computed at the United States statutory rate for December 31:

                                                                            1996       1995
                                                                         ----------  ---------
Computed expense at 35% of pretax income...............................    (182,600)    (4,900)
Valuation allowance for net operating loss carryforward................     169,400     24,000
Refund of prior years tax from carryback of prior years' net operating
  losses...............................................................      23,147    285,598
Nondeductible dues.....................................................       9,600     --
IRC Section 263A adjustment............................................     (16,300)    18,000
Adjustment to allowance for bad debts..................................      18,000     (9,800)
Nondeductible meals....................................................       9,000      9,900
Earnings on foreign subsidiary.........................................      (6,500)     4,200
Inventory Reserve......................................................      --        (39,400)
Other..................................................................        (600)    (2,000)
                                                                         ----------  ---------
                                                                             23,147    285,598
                                                                         ----------  ---------
                                                                         ----------  ---------

    During the year ended December 31, 1996 a settlement was reached with the Internal Revenue Service regarding an examination of the Company's federal income tax returns for 1990, 1991 and 1992. The Company accrued $42,911 at December 31, 1995 for taxes due on the settlement. Total actual additional taxes, penalties and interest paid in 1996 amounted to $56,411.

NOTE K--CONTINGENCIES

    During the year ended December 31, 1995 it was discovered that the site of the Company's manufacturing, warehousing and office facility contained ground water that was deemed to be contaminated. The contamination appears to have been caused by a neighboring business. No amounts have been accrued on the balance sheet for the clean up as the cost is not yet estimable, nor is it probable that the Company will be required to pay for any clean up.

NOTE L--CHANGE IN ACCOUNTING PRINCIPLE

    During the year ended December 31, 1996 the Company changed its method for valuing inventory from lower of average cost or market to lower of absorption costing or market. Absorption costing is preferable to average cost for manufacturing and warehousing business.

    The effect of this change in 1996 income is an increase of $73,149. In addition to this effect, a cumulative effect of the accounting change for prior periods of $105,811 is recognized in the current year. The total increase in income from the accounting change is $178,960.

                  DYNACRAFT GOLF PRODUCTS, INC. AND SUBSIDIARY

NOTE M--FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following presents the carrying amounts of the Company's financial instruments at December 31, 1996. FASB Statement 107, DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS, defines fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

    NOTES RECEIVABLE, ACCOUNT RECEIVABLE--DIAMOND GOLF, ACCOUNTS
RECEIVABLE--OTHER AND REFUNDABLE INCOME TAXES: The carrying amounts approximate fair value because of the short maturity of these instruments.

    ACCOUNTS RECEIVABLE STOCKHOLDERS AND EMPLOYEES: It is not practicable to estimate the fair value. There are no stated repayment terms. However, interest is charged on the receivable at 7%. It is management's intention to record the receivable as a bonus to the stockholders if they have not been repaid during 1997.

    NOTES PAYABLE, CAPITAL LEASE OBLIGATIONS: The carrying amounts approximate fair value. The notes were negotiated and obtained during the year ended December 31, 1996. Due to the recent nature of these transactions, the rates and terms of the notes are comparable to the rates and terms available to the Company at December 31, 1996. The notes payable carried over from prior years have interest rates that are adjusted annually and the carrying amounts approximate fair value.

NOTE N--STOCK SPLIT

    The Board of Directors authorized a 13-for-1 stock split, thereby increasing the number of issued and outstanding shares to 2,033,486. The stock split took effect on August 14, 1997 and all shares referred to in this report have been adjusted to reflect that split.

                                [DYNACRAFT LOGO]
                                 1-800-942-5872

    Dynacraft markets a full range of golf components, clubs, tools, schools, and services to golfers and clubmakers in the U.S., Europe, and other leading international markets. Offering both its own Dynacraft products and those of leading part and component suppliers, the company also provides customers with strong support through its Technical Staff, available through a toll-free telephone number and Dynacraft's World Wide Web site; education through the Dynacraft Clubmaking Institute, which offers courses on clubmaking, repair, fitting, and others; and cutting-edge information on the golf components industry through the CLUBMAKER'S DIGEST magazine.

                                [DYNACRAFT LOGO]

                PART II--INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Division (E) of Section 1701.13 of the Ohio Revised Code governs indemnification by a corporation and provides as follows:

        (E)(1)A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, member, manager, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, associate, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

        (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, member, manager, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

           (a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

           (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

        (3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action suit or proceeding

        (4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

           (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened by the action, suit, or proceeding referred to in division
       (E)(1) or (2) of this section;

           (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

           (c) By the shareholders; or

           (d) By the court of common pleas or the court in which such action, suit or proceeding referred to in division (E)(1) or (2) of this section was brought.

    Any determination made by the disinterested directors under division (
(E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

    (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division (do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both of the following:

               (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

               (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

           (b) Expenses, including attorney's fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

        (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

        (7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

        (8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

        (9) As used in division (E) of this section, "corporation" includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

    Section 5.01 of the Registrant's Code of Regulations governs indemnification by Registrant and provides as follows:

        Section 5.01. MANDATORY INDEMNIFICATION. The corporation shall indemnify any officer or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action threatened or instituted by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager or agent of another corporation (domestic or foreign, nonprofit or for profit), limited liability company, partnership, joint venture, trust or other enterprise, against expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs), judgments, fines and amounts paid in settlement if actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. A person claiming indemnification under this Section 5.01 shall be presumed, in respect of any act or omission giving rise to such claim for indemnification, to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal matter, to have had no reasonable cause to believe his conduct was unlawful, and the termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, rebut such presumption.

    In addition, the Registrant intends to purchase insurance coverage which will insure directors and officers against certain liabilities which might be incurred by them in such capacity.

    Insofar as indemnification for liabilities arising under the Securities Act, indemnification may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing section. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Expenses of the Registrant in connection with the issuance and distribution of the securities being registered are estimated as follows, assuming the Maximum offering amount is sold:

Securities and Exchange Commission filing fee.....................  $     700
Blue sky fees and expenses........................................     10,000
Accountant's fees and expenses....................................     10,000
Special Counsel's fees and expenses...............................     75,000
General Counsel's fees and expenses...............................     50,000
Printing..........................................................     30,000
Postage...........................................................     35,000
Marketing expenses................................................     28,000
Stock exchange listing fees.......................................     15,000
Miscellaneous--Increasing authorized shares.......................      8,800
                                                                    ---------
  Total...........................................................  $ 262,500
                                                                    ---------
                                                                    ---------

    The Registrant will bear all expenses shown above.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

    The following information is given for all securities that Dynacraft Golf Products, Inc. (the "Company") sold within the past three years without registering the securities under the Securities Act:

    (a)

       DATE                TITLE            AMOUNT
-------------------  -----------------  ---------------
 October 26, 1994         Common Stock    51,642 shares

    (b) no underwriters were used in connection with any of the issuances of shares.

        The class of persons to whom the company issued shares were members of the family of the major shareholders of the Company, who were also owners of J&J Enterprises who owned the real estate leased by the Company for the operation of its business and certain adjacent properties.

    (c) No underwriters were used in connection with of the issuances of shares so there were no underwriting discounts or commissions. The transactions and the types and amounts of consideration received by the Company were:

        51,642 Common Shares were issued in exchange for certain assets, real estate (as shown under "Buildings and Improvements" in the Consolidated Balance Sheet and described under "Business: Properties/Facilities" in the Prospectus) and liabilities as follows:

Cash.............................................................  $   2,617
Accounts Receivable..............................................      2,066
Property and Equipment...........................................    926,250
Term debt........................................................   (522,042)
Accounts Payable.................................................   (194,622)
                                                                   ---------
                                                                   $ 214,269
                                                                   ---------
                                                                   ---------

    The Company and J&J Enterprises were entities under Common Control and as such, assets and liabilities had been recorded at their historical cost.

    (d) The Company claimed exemption from registration under section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. Both of the persons Joseph A. Altomonte, Sr., the Company's chairman, and Joseph A. Altomonte, Jr., the Company's Chief Executive Officer, to whom the Company issued shares are active in management of the Company, are sophisticated investors and had access to information about the Company. No resale or other distribution of the shares has been made, contracted for or is intended.

ITEM 27. EXHIBITS

    The exhibits listed below are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B.


 EXHIBIT
  NUMBER    DESCRIPTION
----------  --------------------------------------------------------------------------------------------------------
      *3.1  Form of Second Amended and Restated articles of Incorporation
      *3.2  Form of Code of Regulations
      *4.1  Form of common stock certificate
       *5   Opinion of Vorys, Sater, Symour and Pease with respect to the legality of the shares being registered
       *9   Lock in Agreement for Shares of the Common Shares of Dynacraft Golf Products, Inc.
     *10.1  Bank One--Letter of Agreement--June 4, 1996
     *10.2  Huntington National Bank--June 20, 1996
                a) Loan Agreement
                b) Commercial Loan Note
                c) Guarantor: Joseph A. Altomonte, Sr. and Joseph A. Altomonte, Jr.
                d) Security Agreement: Dynacraft Golf Products, Inc. and Pal Joey Custom Golf, Inc.
                e) Commercial Loan Note and Subordination Agreement:
                    Joseph A. Altomonte, Sr. and Joseph A. Altomonte, Jr.
     *10.3  Letter of Credit Agreement and Irrevocable Stanby Letter of Credit
     *10.4  Modification to June 20, 1996 Loan Agreement
     *10.5  Four Shareholder Promissory Notes
     *10.6  401(k) Profit Sharing Plan and Trust
     *10.7  Employees Stock Ownership Plan and Amendments
      *18.  Letter on change in accounting principles
      *21.  Subsidiaries of Registrant
    **23.1  Consent of Wilson, Shannon & Snow, Inc.
      23.2  Consent of Vorys, Sater, Seymour and Pease (included in Exhibit 5)
       24   Powers of Attorney (included on Signature page)
     **27   Financial Data Schedule
     *99.1  Share Purchase Agreement
     *99.2  Impound Agreement


------------------------

*   Filed initially

**  Filed herewith

ITEM 28. UNDERTAKINGS.

    (a) The Registrant hereby undertakes that it will:

       (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

           (i) Include any prospectus required by section 10(a)(3) of the Securities Act

           (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

           (iii) Include any additional or changed material information on the plan of distribution.

       (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

       (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

    (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Amendment No. 2 to this Registration Statement to be signed on its behalf by the undersigned, in the City of Newark, State of Ohio, on November 14, 1997.


                                By:         /s/ JOSEPH A. ALTOMONTE, JR.
                                     -----------------------------------------
                                              Joseph A. Altomonte, Jr.
                                              CHIEF EXECUTIVE OFFICER

    In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

  /s/ *JOSEPH A. ALTOMONTE,
             SR.                Chairman of the Board,
------------------------------    Director                   November 14, 1997
   Joseph A. Altomonte, Sr.

 /s/ JOSEPH A. ALTOMONTE, JR.   Chief Executive Officer,
------------------------------    Director Principal         November 14, 1997
   Joseph A. Altomonte, Jr.       Executive Officer

      /s/ *JEFF JACKSON
------------------------------  President of Dynacraft,      November 14, 1997
         Jeff Jackson             Director

        /s/ *JACK KEHL
------------------------------  President of Pal Joey,       November 14, 1997
          Jack Kehl               Director

                                Chief Financial Officer,
    /s/ *DUANE R. EGELAND         Director Principal
------------------------------    Financial and Accounting   November 14, 1997
       Duane R. Egeland           Officer

      /s/ *CHRIS TREACY
------------------------------  President of Diamond Golf,   November 14, 1997
         Chris Treacy             Director



              /s/ JOSEPH A. ALTOMONTE, JR.
        ----------------------------------------
                Joseph A. Altomonte, Jr.
  *By:            AS ATTORNEY-IN-FACT